FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.

(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ANNUAL REPORT ON CORPORATE GOVERNANCE

LISTED COMPANIES

DATA IDENTIFYING ISSUER                 FINANCIAL YEAR  31.12.2010

TAX ID CODE: A-28297059

Corporate Name:

PROMOTORA DE INFORMACIONES, S.A.

A  OWNERSHIP STRUCTURE

A.1. Complete the following table concerning the company’s share capital:

Date Last Modified	Share Capital (€)	Number of Shares	Number of Voting Rights
30/11/2010	84,697,802	846,978,020	443,991,020

         Indicate whether there are different classes of shares having different rights:

YES

Class	Number of Shares	Unit par value	Unit number of voting rights	Different Rights
Class A	443,991,020	0.10	1	Ordinary Shares
Class B	402,987,000	0.10	0	Convertible non-voting shares (See section G)

A.2. Indicate the direct or indirect owners of significant holdings in your organization at the end of the financial year, excluding Board Members:

Shareholder’s Name	Number of Direct Voting Rights	Number of Indirect Voting Rights (*)	Total % of Voting Rights
RUCANDIO, S.A.	0	155,469,694	35.016
PROMOTORA DE PUBLICACIONES, S.L.	91,005,876	0	20.497
ASGARD INVERSIONES, SLU	35,487,164	0	7.993
SABARA INVESTMENT, S.L.	20,709,420	0	4.664
BANK OF AMERICA CORPORATION	0	13,482,068	3.037
UBS AG	26,259,510	0	5.914
DEUTSCHE BANK AG	15,048,684	0	3.389
BERGGRUEN ACQUISITION HOLDINGS LTD	16,719,420	0	3.766
MARLIN EQUITIES II LLC	16,719,420	0	3.766

Indirect Shareholder’s Name	Through: direct Shareholder’s Name	Number of direct Voting Rights	Total % of Voting Rights
RUCANDIO, S.A.	ASGARD INVERSIONES, SLU	35,487,164	7.993
RUCANDIO, S.A.	TIMON, S.A.	7,928,140	1.786
RUCANDIO, S.A.	PROMOTORA DE PUBLICACIONES, S.L.	91,005,876	20.497
RUCANDIO, S.A.	RUCANDIO INVERSIONES SICAV, S.A.	339,094	0.076
RUCANDIO, S.A.	SABARA INVESTMENT, S.L.	20,709,420	4.664

Indicate the most significant changes in shareholder structure during the financial year:

Shareholder’s Name	Date of Transaction	Description of Transaction
RUCANDIO, S.A.	30/11/2010	dropped from 40% of share capital
BERGGRUEN ACQUISITION HOLDINGS LTD	30/11/2010	reached 3% of share capital
MARLIN EQUITIES II LLC	30/11/2010	reached 3% of share capital
DEUTSCHE BANK, A.G	09/12/2010	reached 3% of share capital
UBS AG	03/12/2010	reached 5% of share capital
BANK OF AMERICA CORPORATION	03/12/2010	reached 3% of share capital

A.3. Complete the following tables concerning members of the Board of Directors who hold voting rights in the Company:

Name or Corporate Name of Board Member	Number of Direct Voting Rights	Number of Indirect Voting Rights (*)	Total % of Voting Rights
IGNACIO POLANCO MORENO	153,041	39,012	0.043
JUAN LUIS CEBRIÁN ECHARRI	17,048	1,242,257	0.284
JUAN ARENA DE LA MORA	14,999	0	0.003
NICOLAS BERGGRUEN	0	16,719,420	3.766
MATÍAS CORTÉS DOMÍNGUEZ	75	0	0.000
MARTIN FRANKLIN	0	16,719,420	3.766
DIEGO HIDALGO SCHNUR	150	0	0.000
GREGORIO MARAÑÓN BERTRÁN DE LIS	75	118,225	0.027
ALAIN MINC	26,670	0	0.006
AGNES NOGUERA BOREL	100	500	0.000
BORJA JESÚS PÉREZ ARAUNA	8,000	40,350	0.011
MANUEL POLANCO MORENO	27,863	65,266	0.021
EMMANUEL ROMAN	0	0	0.000
HARRY SLOAN	0	0	0.000
ERNESTO ZEDILLO PONCE DE LEON	0	0	0.000

(*Through):

Name or Corporate Name of the indirect holder	Name or Corporate Name of the direct holder	Number of Direct Voting Rights	Total % of Voting Rights
MARTIN FRANKLIN	MARLIN QUITIES II ILC	16,719,420	3.766
NICOLAS BERGGRUEN	BERGGRUEN ACQUISITION HOLDINGS LTD	16,719,420	3.766

Total % of Voting Rights controlled by the Board of Directors	7.926

Complete the following table concerning Members of the Board of Directors holding stock options in the Company:

Director’s Name	Number of Direct Stock Options	Number of Indirect Stock Options	Number of Equivalent Shares	Total % of Voting Rights
IGNACIO POLANCO MORENO	168,372	42,913	211,285	0.048
JUAN LUIS CEBRIÁN ECHARRI	18,752	1,366,482	1,385,234	0.312
JUAN ARENA DE LA MORA	16,498	0	16,498	0.004
NICOLAS BERGGRUEN	0	33,438,840	33,438,840	7.531
MATIAS CORTES DOMINGUEZ	82	0	82	0.000
MARTIN FRANKLIN	0	33,438,840	33,438,840	7.531
DIEGO HIDALGO SCHNUR	165	0	165	0.000
GREGORIO MARAÑON Y BERTRAN DE LIS	82	130,047	130,129	0.029
AGNES NOGUERA BOREL	110	550	660	0.000
MANUEL POLANCO MORENO	30,676	71,792	102,468	0.023
BORJA PEREZ ARAUNA	8,800	44,385	53,185	0.012

A.4. Indicate, if applicable, any family, commercial, contractual or corporate relationships existing between the owners of significant shareholdings that are known to the Company, unless they are irrelevant or derive from ordinary commercial transactions:

Type of Relationship

Corporate

Brief Description:

Promotora de Publicaciones, S.L. controls directly 100% of the share capital of Sabara Investment, S.L.

Names of the Related Persons or Entities
SABARA INVESTMENT, S.L

Type of Relationship

Corporate

Brief Description:

Rucandio, S.A. controls directly 56.53% of the share capital of Timón, S.A.

Names of the Related Persons or Entities
TIMON, S.A.

Type of Relationship

Corporate

Brief Description:

Timón, S.A. controls directly 49.54% and Rucandio, S.A. controls directly 4.97% of the share capital of Promotora de Publicaciones, S.L. Consequently, Rucandio, S.A. controls direct and indirectly 54.51% of the share capital of Promotora de Publicaciones, S.L.

Names of the Related Persons or Entities
PROMOTORA DE PUBLICACIONES, S.L.

Type of Relationship

Corporate

Brief Description:

Timón, S.A. directly controls 100% of Asgard Inversiones, S.L.U.

Names of the Related Persons or Entities
ASGARD INVERSIONES, SLU

A.5. Indicate, if applicable, any commercial, contractual or corporate relationships existing between significant shareholders and the Company and/or its Group, unless they are of little relevance or derive from ordinary commercial transactions:

Type of Relationship

Contractual

Brief Description:

Berggruen Acquisitions Holding LTD and Marlin Equities II, LLC ("Sponsors") entered into an agreement with PRISA, on March 5, 2010, named as “Sponsor Support Agreement", by virtue of which the Sponsors "as warrantholders of Liberty Acquisitions Holdings" commits their selves to vote in favor of the amendment of the "Warrants Agreement", within the scope of the Business Combination Agreement (reference to which is made in section G of this report). This agreement expired as the Business Combination Agreement was consummated.

Names of the Related Persons or Entities
Berggruen Acquisitions Holding LTD
Marlin Equities II, LLC

A.6. Indicate whether relevant shareholders agreements have been disclosed to the company pursuant to Article 112 of the Securities Market Law. If applicable, describe briefly and list the shareholders bound by those agreements:

                                      YES

% of share capital

35.016

Brief Description of the Agreement

Shareholders´ Agreement in Rucandio, S.A. (See the note in section G)

Parties to the Shareholders’ Agreement
IGNACIO POLANCO MORENO
ISABEL MORENO PUNCEL
MARIA JESÚS POLANCO MORENO
MARTA LOPEZ POLANCO
ISABEL LOPEZ POLANCO
MANUEL POLANCO MORENO
JAIME LOPEZ POLANCO
LUCIA LOPEZ POLANCO

% of share capital

20.497

Brief Description of the Agreement

Shareholders´ Agreement in Promotora de Publicaciones, S.L. (See the note in section G)

Parties to the Shareholders’ Agreement
EVIEND SARL
MANUEL VARELA UÑA
MANUEL VARELA ENTRECANALES
ISABEL VARELA ENTRECANALES
MARTA VARELA ENTRECANALES
Mª CRUZ VARELA ENTRECANALES
ANDRÉS VARELA ENTRECANALES
ANA VARELA ENTRECANALES
CARMEN DEL MORAL RUIZ
RUCANDIO, S.A.
TIMÓN, S.A.
LIBERTAS 7, S.A.
INVERSIONES MENDOZA SOLANO, S.L.

Indicate, if applicable, any concerted actions among company shareholders that are known to the Company:

NO

Expressly indicate any change or breach of those agreements or concerted actions during the financial year.

NO

A.7. Indicate whether any individual or corporate entity controls or may control the Company pursuant to Article 4 of the Securities Market Law:

YES

Name
RUCANDIO, S.A.

Observations

A.8. Complete the following tables concerning the Company’s treasury stock:

At year’s end:

Number of Direct Shares	Number of Indirect Shares (*)	Total % of Share Capital
3,150,000	0	0.700

(*) Through:

Total:	0

Indicate any significant variations during the financial year with respect to the provisions of Royal Decree  1362/2007:

Gains/(losses) of sales of treasury stock during the financial year	0

A.9. Indicate the conditions and terms of any powers conferred upon the Board of Directors at the Shareholders’ Meeting to purchase or transfer treasury stock.

The Shareholders’ Meeting held on November 27, 2010 passed the following resolution:

The derivative acquisition of the Company's own shares is authorised, directly or through any of its subsidiary companies, by way of purchase and sale or any other "inter vivos" act for consideration, up to 31 December 2013, the ending date of the "2010-2013 Share/Stock Options Delivery Plan".

The limits or requirements of these acquisitions will be as follows:

•         The par value of the shares acquired, added to those already held by the Company and its subsidiaries, may not exceed the allowable legal maximum.

•         The acquired shares must be free of any liens or encumbrances, must be fully paid up and not subject to performance of any kind of obligation.

•         A frozen reserve may be established within the liabilities on the company's balance sheet in an amount equivalent to the amount of the treasury shares reflected in assets. This reserve must be maintained until the shares have been disposed of or cancelled or there is been a legislative change so authorising.

•             The acquisition price may not be less than par value or more than 20 percent of the quoted value. The transactions for the acquisition of own shares will be accordance with the rules and practices of the securities markets.

All of the foregoing will be understood to be without prejudice to application of the general scheme for derivative acquisitions contemplated in article 146 of the current Capital Companies Act.

Express authorisation is granted for the shares acquired by the Company or its subsidiaries pursuant to this authorisation, and those owned by the Company at the date of holding this General Meeting, to be used, in whole or in part, to facilitate fulfilment of the "2010-2013 Share/Stock Options Delivery Plan".

Also, it is resolved to revoke the unused part of the authorisation granted by the General Shareholders Meeting of 30 June 2010.

A.10. Indicate, if applicable, any legal restrictions or limitations in the company bylaws on voting rights, or any legal restrictions on the acquisition or transfer of share capital holdings:

                                                    NO

Maximum percent of voting rights that a shareholder may exercise pursuant to legal restrictions	0

Indicate any restrictions in the bylaws on the exercise of voting rights:

                                                    NO

Maximum percent of voting rights that a shareholder may exercise pursuant to restrictions in the bylaws	0

Indicate whether there are legal restrictions on the acquisition or transfer of shares:

NO

A.11 Indicate whether shareholders at the Annual Meeting have resolved to adopt any anti-takeover measures pursuant to Law 6/2007.

NO

If applicable, explain the measures passed and the terms in which restrictions would not apply:

B COMPANY MANAGEMENT STRUCTURE

B.1 Board of Directors

B.1.1. Indicate the maximum and minimum number of directors provided for in the Bylaws:

Maximum Number of Directors	17
Minimum Number of Directors	3

B.1.2. Complete the following table providing information concerning Board Members:

Director’s Name	Representative	Position on the Board	Date of First Appointment	Date of Last Appointment	How Elected
IGNACIO POLANCO MORENO		CHAIRMAN	18 March 93	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
JUAN LUIS CEBRIÁN ECHARRI		CHIEF EXECUTIVE OFFICER	15 Jun 83	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
JUAN ARENA DE LA MORA		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
NICOLAS BERGGRUEN		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
MATÍAS CORTÉS DOMÍNGUEZ		DIRECTOR	25 Mar 77	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
MARTIN FRANKLIN		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
DIEGO HIDALGO SCHNUR		DIRECTOR	17 Jun 82	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
GREGORIO MARAÑÓN BERTRÁN DE LIS		DIRECTOR	15 Jun 83	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
ALAIN MINC		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
AGNES NOGUERA BOREL		DIRECTOR	20 Apr 06	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
BORJA JESÚS PÉREZ ARAUNA		DIRECTOR	18 May 00	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
MANUEL POLANCO MORENO		DIRECTOR	19 Apr 01	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
EMMANUEL ROMAN		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
HARRY SLOAN		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING
ERNESTO ZEDILLO PONCE DE LEON		DIRECTOR	27 November 10	27 November 10	APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING

Total Number of Board Members	15

Indicate any Members retiring from the Board of Directors during the financial year

Board Member	Board member status upon retirement	Retirement Date
ADOLFO VALERO CASCANTE	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS	November 27, 2010
RAMÓN MENDOZA SOLANO	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS	November 27, 2010
JOSÉ BUENAVENTURA TERCEIRO LOMBA	INDEPENDENT	November 27, 2010
EMILIANO MARTINEZ RODRIGUEZ	EXECUTIVE	November 27, 2010
ALFONSO LOPEZ CASAS	EXECUTIVE	November 27, 2010
FRANCISCO JAVIER DIEZ DE POLANCO	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS	June 30, 2010

B.1.3 Complete the following tables concerning the Members of the Board and their functions:

EXECUTIVE DIRECTORS

Director’s Name	Committee Proposing His/Her Appointment	Post or Functions
MR. JUAN LUIS CEBRIÁN ECHARRI	CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE	CEO

Total Number of Executive Directors	1
% of the Board	6.667

EXTERNAL DIRECTORS REPRESENTING SIGNIFICANT SHAREHOLDINGS

Director’s Name	Committee that Proposed His/Her Appointment	Name of Significant Shareholder Who He/She Represents or Who Proposed His/Her Appointment
MR. IGNACIO POLANCO MORENO	CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE	TIMÓN, S.A.
MR. NICOLAS BERGGRUEN	CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE	BERGGRUEN ACQUISITIONS HOLDINGS LTD
MR. MARTIN FRANKLIN	CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE	MARLIN EQUITIES II LLC
MR. MANUEL POLANCO MORENO	CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE	TIMÓN, S.A.
MRS. AGNES NOGUERA BOREL	CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE	PROMOTORA DE PUBLICACIONES, S.L.
MR. BORJA JESÚS PÉREZ ARAUNA	CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE	TIMÓN, S.A.
MR. DIEGO HIDALGO SCHNUR	CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE	PROMOTORA DE PUBLICACIONES, S.L.

Total number of external directors representing significant shareholdings	7
% of the Board	46.667

INDEPENDENT EXTERNAL DIRECTORS

Director’s Name	Profession
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	LAWYER
MR. EMMANUEL ROMAN	FINANCIAL. Co-CEO OF GLG Partners
MR. HARRY SLOAN	LAWYER. CHAIRMAN OF METRO GOLDWYN MAYER
MR. ERNESTO ZEDILLO PONCE DE LEON	ECONOMIST. EX PRESIDENT OF MEXICO
MR. ALAIN MINC	ENGINEER, POLITICAL AND ECONOMIC ADVISER. PROFESSOR
MR. JUAN ARENA DE LA MORA	ENGINEER AND FINANCIAL. EX PRESIDENT OF BANKINTER. EX PROFESSOR OF HARVARD BUSINESS SCHOOL.

Total number of independent external directors	6
% of the Board	40.000

OTHER EXTERNAL DIRECTORS

Director’s Name	Committee that Proposed His/Her Appointment
MR. MATIAS CORTES DOMINGUEZ	CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE

Total number of other external directors	1
% of the Board	6.667

Explain why they may not be considered significant shareholders or independent and their relationships with the company, its directors or shareholders:

Director´s Name	MR. MATIAS CORTES DOMINGUEZ
Relationships with the company, directors or Shareholders	--
Reasons	Considering the professional relationship held by the Director with the Company during 2010, the Board of Directors decided to change his status.

If applicable, indicate any changes that have occurred during the year in each director’s status:

Director’s Name	Date	Previous status	Current Status
MR. IGNACIO POLANCO MORENO	27/11/2010	EXECUTIVE	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. MANUEL POLANCO MORENO	27/11/2010	EXECUTIVE	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. MATIAS CORTES DOMINGUEZ	31/12/2010	INDEPENDENT	OTHER EXTERNAL DIRECTOR

B.1.4   Explain, if applicable, why directors representing significant shareholdings have been appointed at the request of shareholders whose stake is less than 5% of share capital:

Name of Shareholder	Justification
Berggruen Acquisitions Holdings LTD

As a consequence of the "Business Combination Agreement" or "Acuerdo de combinación de negocios" entered into between PRISA and Liberty Acquisitions Holdings Corp (LIBERTY) on March 5, 2010, which is described in section G of this report, Mr. Nicolas Berggruen has been appointed as director representing significant shareholdings.

Marlin Equities II, ILC

As a consequence of the "Business Combination Agreement" or "Acuerdo de combinación de negocios" entered into between PRISA and Liberty Acquisitions Holdings Corp (LIBERTY) on March 5, 2010, which is described in section G of this report, Mr. Martin Franklin has been appointed as director representing significant shareholdings.

Indicate whether formal requests for representation on the board have been denied shareholders whose stake is equal or higher than others whose requests to appoint a director to represent a significant shareholding was granted. If so, explain why such requests were denied:

NO

B.1.5   Indicate whether any board member has left his post before the end of his mandate, whether he explained his reasons to the board and by what means, and if expressed in writing to the entire board, provide the reasons given:

Director´s Name

MR. ALFONSO LOPEZ CASAS

Reasons

Prior to the celebration of the Extraordinary Shareholders Meeting held on November 27, 2010, the Board of Directors in full presented its resignation, to facilitate the approval of the resolution regarding the number of directors and appointment of directors.

Director´s Name

MR EMILIANO MARTINEZ

Reasons

Prior to the celebration of the Extraordinary Shareholders Meeting held on November 27, 2010, the Board of Directors in full presented its resignation, to facilitate the approval of the resolution regarding the number of directors and appointment of directors.

Director´s Name

MR ADOLFO VALERO

Reasons

Prior to the celebration of the Extraordinary Shareholders Meeting held on November 27, 2010, the Board of Directors in full presented its resignation, to facilitate the approval of the resolution regarding the number of directors and appointment of directors.

Director´s Name

MR BORJA PEREZ ARAUNA

Reasons

Prior to the celebration of the Extraordinary Shareholders Meeting held on November 27, 2010, the Board of Directors in full presented its resignation, to facilitate the approval of the resolution regarding the number of directors and appointment of directors.

Director´s Name

MR JOSE BUENAVENTURA TERCEIRO

Reasons

Prior to the celebration of the Extraordinary Shareholders Meeting held on November 27, 2010, the Board of Directors in full presented its resignation, to facilitate the approval of the resolution regarding the number of directors and appointment of directors.

B.1.6. If applicable, indicate the powers delegated to members of the Board of Directors:

Board Member’s Name	Brief Description
IGNACIO POLANCO MORENO	HE HAS BEEN DELEGATED ALL POWERS OF THE BOARD OF DIRECTORS EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW
JUAN LUIS CEBRIÁN ECHARRI	HE HAS BEEN DELEGATED ALL POWERS OF THE BOARD OF DIRECTORS EXCEPT THOSE THAT CANNOT BE DELEGATED BY LAW

B.1.7. If applicable, identify board members who hold posts as directors or officers in subsidiary companies within the listed company’s group:

Director’s Name	Name of the Group Company	Position
IGNACIO POLANCO MORENO	DIARIO EL PAIS, S.L.	CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	DIARIO EL PAIS, S.L.	CHIEF EXECUTIVE OFFICER
JUAN LUIS CEBRIAN ECHARRI	GRUPO MEDIA CAPITAL, SGPS, S.A.	DIRECTOR
JUAN LUIS CEBRIAN ECHARRI	PRISA DIVISION INTERNACIONAL, S.L.	REPRESENTATIVE OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER PRISA
JUAN LUIS CEBRIAN ECHARRI	PROMOTORA DE ACTIVIDADES AMERICA 2010 COLOMBIA LTDA.	CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	PROMOTORA DE ACTIVIDADES AMERICA 2010 MEXICO, S.A. DE CV.	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
JUAN LUIS CEBRIAN ECHARRI	PROMOTORA DE ACTIVIDADES AMERICA 2010, S.L.	CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	EDICIONES EL PAIS	REPRESENTATIVE OF THE SOLE DIRECTOR DIARIO EL PAIS, S.L.
JUAN LUIS CEBRIAN ECHARRI	PRISA TELEVISION, S.A.U	DEPUTY CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	PRISA INC	CHAIRMAN AND CHIEF EXECUTIVE OFFICER
AGNES NOGUERA BOREL	DIARIO EL PAÍS, S.L.	DIRECTOR
DIEGO HIDALGO SCHNUR	DIARIO EL PAIS, S.L.	DIRECTOR
GREGORIO MARAÑÓN BERTRÁN DE LIS	PRISA TELEVISION, S.A.U	DIRECTOR
MANUEL POLANCO MORENO	PRISA TELEVISION, S.A.U	CHAIRMAN
MANUEL POLANCO MORENO	CHIP AUDIOVISUAL, S.A.	DIRECTOR
MANUEL POLANCO MORENO	DIARIO AS, S.L.	CHAIRMAN
MANUEL POLANCO MORENO	DIARIO EL PAIS, S.L.	DIRECTOR
MANUEL POLANCO MORENO	GRUPO MEDIA CAPITAL, SGPS, S.A.	DIRECTOR
MANUEL POLANCO MORENO	INSTITUTO UNIVERSITARIO DE POSGRADO, S.A.	DIRECTOR
MANUEL POLANCO MORENO	MCP MEDIA CAPITAL PRODUCOES, S.A	CHAIRMAN
MANUEL POLANCO MORENO	MEDIA CAPITAL PRODUCOES INVESTIMENTOS SGPS, S.A.	CHAIRMAN
MANUEL POLANCO MORENO	PLURAL ENTERTAINMENT CANARIAS, S.L.U	JOINT AND SEVERAL DIRECTOR
MANUEL POLANCO MORENO	PLURAL ENTERTAINMENT ESPAÑA, S.L.U	JOINT AND SEVERAL DIRECTOR
MANUEL POLANCO MORENO	PLURAL ENTERTAINMENT PORTUGAL, S.L.U	CHAIRMAN
MANUEL POLANCO MORENO	PRISA DIVISION INTERNACIONAL, S.L.	DIRECTOR
MANUEL POLANCO MORENO	PRISA DIGITAL, S.L.	DIRECTOR
MANUEL POLANCO MORENO	PRODUCTORA CANARIA DE PROGRAMAS, S.A.	DIRECTOR
MANUEL POLANCO MORENO	SOCIEDAD CANARIA DE TELEVISION REGIONAL, S.A.	DIRECTOR
MANUEL POLANCO MORENO	DTS, DISTRIBUIDORA DE TELEVISIÓN DIGITAL, S.A.U.	CHAIRMAN
MANUEL POLANCO MORENO	Plural Jempsa SL	JOINT MANAGING DIRECTOR
MANUEL POLANCO MORENO	Tesela Producciones Cinematográficas, S.L.	JOINT AND SEVERAL DIRECTOR
MANUEL POLANCO MORENO	TVI - TELEVISÃO INDEPENDENTE, SA	CHAIRMAN
MANUEL POLANCO MORENO	VERTIX, SGPS, S.A.	CHAIRMAN
MANUEL POLANCO MORENO	PRISA INC	DIRECTOR

B.1.8. If applicable, indicate the directors of your company who are members of the boards of directors of other companies listed on official Spanish securities markets, other than companies in your own group, which have been reported to the company:

Director’s Name	Name of Listed Company	Position
IGNACIO POLANCO MORENO	RUCANDIO INVERSIONES SICAV, S.A.	CHAIRMAN
IGNACIO POLANCO MORENO	NOMIT GLOBAL SICAV, S.A.	CHAIRMAN
JUAN LUIS CEBRIAN ECHARRI	SAPRI INVERSIONES 2000 SICAV, S.A	CHAIRMAN
JUAN ARENA DE LA MORA	FERROVIAL, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	ALMIRALL, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	DINAMIA CAPITAL PRIVADO, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	SOL MELIÁ, S.A.	DIRECTOR
AGNES NOGUERA BOREL	LIBERTAS 7, S.A.	CHIEF EXECUTIVE OFFICER
ALAIN MINC	CRITERIA CAIXACORP, S.A.	DIRECTOR
BORJA JESUS PEREZ ARAUNA	VALSEL INVERSIONES SICAV, S.A.	DIRECTOR
BORJA JESUS PEREZ ARAUNA	CARAUNA INVERSIONES SICAV, S.A.	CHAIRMAN
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	VISCOFAN, S.A.	DIRECTOR
MATIAS CORTES DOMINGUEZ	SACYR VALLEHERMOSO	DIRECTOR

B.1.9   Indicate, and if applicable explain, whether the company has established rules regarding the number of boards on which its directors may sit:

NO

B.1.10 In accordance with Recommendation 8 of the Unified Code, indicate the general company policies and strategies that must be approved by the board in full:

Investment and financing policy	YES
Definition of group company structure	YES
Corporate governance policy	YES
Corporate social responsibility policy	YES
Strategic or business plan, as well as management goals and annual budgets	YES
Remuneration policy and assessment of performance of senior management	YES
Risk management and control policy, as well as periodic monitoring of internal information and control systems	YES
Dividends policy, and treasury stock policy, particularly with regard to limitations thereon	YES

B.1.11. Complete the following tables concerning the aggregate remuneration of directors paid during the financial year:

a) In the Company that is the subject of this report:

Payments	Euros 000
Fixed Salaries	2,019
Variable Salaries	1,600
Allowances	1,579
Remuneration Stipulated in the Bylaws	990
Stock Options and/or Options in Other Financial Instruments	68
Others	2,034
Total:	8,290

Other Benefits	Euros 000
Advances	0
Loans	0
Pension Funds and Plans: Contributions	0
Pension Funds and Plans: Obligations Assumed	0
Life Insurance Premiums	22
Guarantees assumed by the Company in the benefit of Directors	0

b) To Company Board Members for serving on the boards of directors and/or exercising management functions in the Group’s subsidiary companies:

Payments	Euros 000
Fixed Salaries	459
Variable Salaries	211
Allowances	254
Remuneration Stipulated in the Bylaws	619
Stock Options and/or Options in Other Financial Instruments	6
Others	7
Total:	1,556

Other Benefits	Euros 000
Advances	0
Loans	0
Pension Funds and Plans: Contributions	0
Pension Funds and Plans: Obligations Assumed	0
Life Insurance Premiums	7
Guarantees assumed by the Company to benefit the Directors	0

c) Total Remuneration for Each Category of Director:

Category	By Company	By Group
Executive Directors	6,319	1,204
External Directors Representing Significant Shareholdings	1,331	265
Independent External Directors	640	87
Other External Directors	0	0
Total	8,290	1,556

d) In relation to Profits Attributed to the Parent Company:

Total Directors’ Remunerations (in Euros 000)	9,846
Total Directors’ Remunerations/Profits Attributed to the Parent Company (in %)	0.0

B.1.12. Identify members of senior management who are not executive directors and indicate the total remunerations paid in their favor during the financial year:

Name	Position
KAMAL BHERWANI	Chief Digital Officer
ANDRES CARDÓ SORIA	Director of Corporate Development and Marketing
MIGUEL ANGEL CAYUELA SEBASTIAN	CHIEF EXECUTIVE OFFICER OF GRUPO SANTILLANA
IGNACIO SANTILLANA DEL BARRIO	GENERAL MANAGER
PEDRO GARCÍA GUILLÉN	CHIEF EXECUTIVE OFFICER OF PRISA TELEVISION
AUGUSTO DELKADER TEIG	PRESIDENT OF PRISA RADIO
JAVIER PONS TUBIO	CHIEF EXECUTIVE OFFICER OF PRISA RADIO
MATILDE CASADO MORENO	CHIEF FINANCIAL OFFICER
JESUS CEBERIO GALARDI	GENERAL PRESS DIRECTOR AND GENERAL DIRECTOR OF EL PAIS
VIRGINIA FERNANDEZ IRIBARNEGARAY	INTERNAL AUDIT DIRECTOR
FERNANDO MARTINEZ ALBACETE	GENERAL SECRETARY
IÑIGO DAGO ELORZA	SECRETARY OF THE BOARD OF DIRECTORS AND CHIEF LEGAL ADVISOR
OSCAR GOMEZ BARBERO	Chief Organization, Technology and Logistics Officer
BARBARA MANRIQUE DE LARA	COMMUNICATION MANAGER

Total Senior Management Salaries (in Euros 000)	7,109

B.1.13. Indicate in general terms if there are any guarantee or “golden parachute” clauses benefiting senior managers (including executive directors) of the Company and its Group in the event of dismissal or changes in control. Indicate whether such contracts must be reported and/or approved by the governing bodies of the Company or Group:

Number of Beneficiaries	10

	Board of Directors	Shareholders’ Meeting
Body authorizing these clauses	YES	NO

Are the participants at the Shareholders’ Meeting informed of these clauses?	YES

B.1.14. Indicate the process for determining the remuneration of members of the Board of Directors and any relevant clauses in the bylaws.

In accordance with the provisions of Article 19 of the Company Bylaws, Directors’ compensation shall consist of an annual amount provided for in the terms set forth by the board of directors, within limits established by shareholders at the annual shareholders meeting. The remuneration of individual directors may differ depending on the offices they hold and their service on board committees, and shall be compatible with per diem expenses paid for attendance at meetings. When approving the annual accounts at the annual shareholders meeting, shareholders may amend the limit set on directors’ remuneration and, if not amended, the current limit shall automatically be revised at the beginning of the fiscal year, based on any variation in the total national Consumer Price Index.

The board shall determine the exact amount of per diem expenses and individual compensation to be paid to each director, within the limit set at the annual shareholders meeting.

Without prejudice to the remuneration set forth above, directors’ compensation may also include stock or stock options, or amounts pegged to share value. Such compensation shall require the approval of shareholders at the annual meeting, indicating the number of shares to be awarded, the exercise price for stock options, the value of shares taken as a reference, and the duration of this compensation system.  Likewise, the company may subscribe a civil liability insurance policy for its directors.

According to the provisions of Article 28 of the Company Bylaws, the Chairman’s remuneration and, if applicable, the remuneration of the Deputy Chairmen and Chief Executive Officer shall be determined by the Board of Directors, without prejudice to any amounts that may be due them pursuant to Article 19 of the Company Bylaws.

Likewise and as set forth in Article 25 of the Company Bylaws, the remuneration for directors provided for in the bylaws is compatible with and independent of any salaries, payments, indemnification, pensions or compensation of any nature established either generally or individually for members of the Board of Directors who hold a paid post or position of responsibility (whether under a contract of employment or otherwise) in the Company or the companies within its Group, i.e., those defined as such within the scope of Article 42 of the Commercial Code.

Indicate whether the full board has reserved the right to approve the following decisions:

At the proposal of the chief executive officer of the company, the appointment and possible termination of senior managers, as well as their compensation clauses.	NO
Remuneration of directors as well as in the case of executive directors, additional remuneration for those duties and other conditions provided for in their contracts.	YES

B.1.15 Indicate whether the board of directors approves a detailed remuneration policy and specify the matters on which it issues an opinion:

YES

Amount of fixed remuneration with a breakdown, if applicable, of per diem allowances for serving on the board and board committees, and an estimate of the resulting fixed annual remuneration	YES
Variable remuneration	YES
Main features of benefits system, with an estimate of its annual cost or equivalent	NO
Conditions that must be respected in the contracts of executive directors who perform senior management duties	YES

B.1.16. Indicate whether the board submits to a non-binding vote at the shareholders meeting and as a separate item on the agenda, a report on the remuneration policy of directors. If so, explain aspects of the report describing the remuneration policy approved by the board for the following years, the most significant changes in that policy vis-à-vis the policy applied this year, and a summary of how this year’s policy was applied. Describe the role played by the Remuneration Committee and, if external advice was sought, the names of the external consultants who provided such advice:

YES

Issues Addressed in the Remuneration Policy Report

The report on remuneration policy included in the Management Report addresses the following issues: 1.-Remuneration policy for the board of directors (Article 19); 2.- Remuneration policy with respect to the management team in 2011: Fixed salary; Variable short-term remuneration; Remuneration in kind plan; Delivery of shares and stock option plan; 3.- Other aspects of management remuneration: Guarantee clauses; 4.-Summary of the application of the remuneration policy in 2010 and the most significant changes in remuneration policy for 2011 vs. the policy applied in 2010. The latter includes:

•       Summary of the application of the remuneration policy in 2010

		Management Team Forecast Fixed Remuneration 2010	Management Team Actual Fixed Remuneration 2010

	Executive Directors	2,610,362 €	2,183,518 €
	Senior Managers	4,265,141 €	4,438,696 €
		6,875,504 €	6,622,214

		Management Team 2010 Reference Bonuses	Management Team Actual 2010 Bonuses

	Executive Directors	2,141,048 €	1,873,342 €
	Senior Managers	2,120,285 €	1,926,862 €
		4,261,333 €	3,800,204 €
• The most significant changes in remuneration policy for 2011 vs. the policy applied in 2010:
	2010	2011
Remuneration for the Board	990,000 €	2,000,000 €
Per diem allowances	1,579,000 €	462,000 €
	2,569,000 €	2,462,000 €

		Management Team 2010 Actual Fixed Remuneration	Management Team 2011 Fixed Remuneration

Executive Director and senior managers		6,622,214 €	6,066,386 €

	Management Team Actual 2010 Bonuses	Management Team 2011 reference Bonuses
Executive Director and senior managers	3,800,204 €	3,386,186 €

Other aspects of the remuneration policy are similar to last year’s, taking into account, in relation to the Delivery of shares and stock option plan, the observations in paragraph 2 of this section.

The difference between real compensation paid in 2010 and compensation forecasted for 2011 reflects the new composition of the Board of Directors that, until November 27, 2010, was composed by 5 executive directors and, since then only one of its members (the CEO and Chairman of the Executive Committee) is an executive director.

Role of the Remuneration Committee

The committee prepared the remuneration policy and proposed the corresponding resolutions to the board of directors in all cases in which this is required under the Bylaws and Board of Directors’ Regulation.

Was outside advice sought?	YES
Name of external consultants	Spencer Stuart

B.1.17. If applicable, identify the members of the Board of Directors who are likewise members of the boards of directors, managers or employees of companies that have significant shareholdings in the listed company and/or in companies within its group:

Director’s Name	Significant Shareholder’s Corporate Name	Position
IGNACIO POLANCO MORENO	RUCANDIO, S.A.	CHAIRMAN
IGNACIO POLANCO MORENO	PROMOTORA DE PUBLICACIONES, S.L.	CHAIRMAN
IGNACIO POLANCO MORENO	ASGARD INVERSIONES, SLU	JOINT AND SEVERAL DIRECTOR
IGNACIO POLANCO MORENO	TIMÓN, S.A.	CHAIRMAN
JUAN LUIS CEBRIÁN ECHARRI	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR
JUAN LUIS CEBRIÁN ECHARRI	TIMÓN, S.A.	DIRECTOR
NICOLAS BERGGRUEN	BERGGRUEN ACQUISITION HOLDINGS LTD	CHAIRMAN
MARTIN FRANKLIN	MARLIN EQUITIES II LLC	DIRECTOR
AGNES NOGUERA BOREL	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR (REPRESENTATIVE OF LIBERTAS 7, S.A.)
BORJA PÉREZ ARAUNA	ASGARD INVERSIONES, SLU	JOINT AND SEVERAL DIRECTOR
BORJA PÉREZ ARAUNA	TIMÓN, S.A.	DEPUTY CHAIRMAN
DIEGO HIDALGO SCHNUR	PROMOTORA DE PUBLICACIONES, S.L.	DIRECTOR
MANUEL POLANCO MORENO	RUCANDIO, S.A.	DIRECTOR
MANUEL POLANCO MORENO	PROMOTORA DE PUBLICACIONES, S.L	DIRECTOR
MANUEL POLANCO MORENO	TIMÓN, S.A.	DEPUTY CHAIRMAN

If applicable, indicate the relevant relationships (other than those listed in the previous table) existing between members of the Board of Directors and significant shareholders and/or companies in the group:

Director’s Name	Significant Shareholder’s Name	Description of the Relationship
IGNACIO POLANCO MORENO	RUCANDIO, S.A.	THE DIRECTOR OWNS 13.55% OUTRIGHT AND IS THE NAKED OWNER OF 11.45% OF THE SHARE CAPITAL OF RUCANDIO, S.A.
JUAN LUIS CEBRIÁN ECHARRI	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT (0.02% OWNED OUTRIGHT AND 0.01% IN NAKED OWNERSHIP) AND 0.25% INDIRECT HOLDINGS IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
NICOLAS BERGGRUEN	BERGGRUEN ACQUISITION HOLDINGS LTD	THE DIRECTOR HAS INDIRECT HOLDINGS (99%) IN THE SHARE CAPITAL OF BERGGRUEN ACQUISITION HOLDINGS LTD
MARTIN FRANKLIN	MARLIN EQUITIES II LLC	THE DIRECTOR HAS DIRECT HOLDINGS (60.75%) IN THE SHARE CAPITAL OF MARLIN EQUITIES II LLC
AGNES NOGUERA BOREL	PROMOTORA DE PUBLICACIONES, S.L.

THE DIRECTOR IS THE CHIEF EXECUTIVE OFFICER OF LIBERTAS 7, S.A., A COMPANY BOUND BY THE SHAREHOLDERS’ AGREEMENT IN PROMOTORA DE PUBLICACIONES, S.L. DESCRIBED IN PARAGRAPH A.6. LIBERTAS 7, S.A. HAS DIRECT HOLDINGS (10.75%) IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.

BORJA JESÚS PÉREZ ARAUNA	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS (0.0049%) IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
BORJA JESÚS PÉREZ ARAUNA	TIMÓN, S.A.	THE DIRECTOR HAS AN EMPLOYMENT RELATIONSHIP WITH TIMÓN, S.A.
DIEGO HIDALGO SCHNUR	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS INDIRECT HOLDINGS (11.5632%) IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
DIEGO HIDALGO SCHNUR	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR CONTROLS EVIEND SARL, A COMPANY BOUND BY THE SHAREHOLDERS AGREEMENT IN PROMOTORA DE PUBLICACIONES, S.L. DESCRIBED IN SECTION A.6.
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS INDIRECT HOLDINGS (0.44%) IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.
MANUEL POLANCO MORENO	RUCANDIO, S.A.	THE DIRECTOR OWNS 13.55% OUTRIGHT AND IS THE NAKED OWNER OF 11.45% OF THE SHARE CAPITAL OF RUCANDIO, S.A.
MATÍAS CORTÉS DOMINGUEZ	PROMOTORA DE PUBLICACIONES, S.L.	THE DIRECTOR HAS DIRECT HOLDINGS (0.06%) IN THE SHARE CAPITAL OF PROMOTORA DE PUBLICACIONES, S.L.

B.1.18. Indicate if the Board Regulation has been amended during the year.

YES

Description of Amendments

The regulation of the Board of Directors of Promotora de Informaciones, SA has been amended by resolution of the Board held on November 25, 2010, with the previous favourable report of the Corporate Governance, Nominations and Remunerations Committee. The modifications to this Regulation come from the desire of the Board of progress in the construction and improvement of corporate governance through the following specific measures:

a) To review general requirements for Directors in line with the Corporate Governance.

b) Advancing in the definition of external Directors, both representing significant shareholder and independent.

c) Reinforce the character and the presence of independent directors on the Board of Directors and the Audit Committee.
d) Specify the definition and solution to the existence of structural conflicts of interest that may be permanent in some member of the Board of Directors.

e) Adapt to changes in statutory regulation for the second point on the agenda of the general meeting held on November 27, 2010.

f) Adapt the Regulation to the Royal Decree 1/2010, dated 2 July, approving the text of the Corporation Law and the Law 12/2010 of 30 June, amending, among others, the Law 24/1988 of 28 July, the Securities Market.

B.1.19. Indicate the procedures for the appointment, reelection, evaluation and removal of directors. Describe the bodies empowered to do so, the steps to be taken and the criteria to be applied in each of those procedures.

According to Article 17 of the Company Bylaws, the Board of Directors shall consist of a minimum of three and a maximum of seventeen Directors, and the participants at the Shareholders’ Meetings are empowered to appoint and determine the number of Directors. The Directors will appoint a Chairman from among them, and may also appoint one or several Deputy Chairmen. They may likewise appoint from among their members an executive committee or one or more chief executive officers. The Board will also appoint a secretary, who may or not be a board member, and may also appoint a vice secretary, who likewise may or may not be a board member.

As provided in article 15 bis of the Bylaws, a favorable vote of 75% percent of the shares having voting rights, present or represented by proxy at a General Meeting shall be required to adopt resolutions concerning changes in the Board of Directors and a appointment of members of the Board at the Shareholders’ Meeting, except for candidates proposed by the Board of Directors.

Chapter VI of the Board Regulations provides for the following procedures for appointing, reelection, evaluating and removing Directors:

- Appointment of Directors: Directors shall be appointed by the participants at the Shareholders’ Meeting or, provisionally, by the Board of Directors in accordance with the provisions of the Corporations Law and the Company Bylaws.

Proposed appointments submitted by the Board of Directors at the Shareholders’ Meeting and board appointments made by virtue of its legally-attributed powers to do so should comply with the provisions of the Board Regulations and be accompanied by the corresponding report from the Corporate Governance, Appointments and Remuneration Committee, which is nevertheless not binding. The appointment of Independent Directors must be necessarily proposed by the Corporate Governance, Appointments and Remuneration Committee.

Honorary Directors: The Board of Directors may confer the title of Honorary Director on those directors who have served on the board for over 25 years and who, based on their merit and extraordinary devotion to the Company, deserve being included in that category after leaving the board.

The Corporate Governance, Appointments and Remuneration Committee shall issue a non-binding opinion prior to the Board’s appointment of Honorary Directors.

The title of Honorary Director is a purely honorary distinction and, thus, Honorary Directors are not members of the Board of Directors.

The Board may withdraw this distinction, based on the circumstances of each case.

Honorary Directors may attend board meetings, and may voice their opinions but may not vote, and shall duly receive notice of meetings from the Chairman.

Honorary Directors have the right to receive compensation as determined by the Board of Directors.

- Reelection and Evaluation of Directors: Proposals for the reelection of Directors that the Board of Directors decides to submit at the Shareholders’ Meeting shall be subject to a formal procedure which shall include a report issued by the Corporate Governance, Appointments and Remuneration Committee, which shall evaluate the diligence and commitment of the Directors to their duties during their previous term.

- Term of Office: The Directors will serve for a term of five (5) years, and may be reelected. Directors appointed by co-optation may be ratified in office by resolution of the first shareholders meeting following his appointment

Directors must tender their resignation to the Board of Directors and formally resign if the Board deems it warranted, in the circumstances provided for in Article 21.2 of the Board Regulations, which are described in paragraph B.1.20 below.

- Objectivity and Secrecy of the Voting Process: In compliance with the Board Regulations with respect to possible conflicts of interest, the Directors proposed for reelection or removal shall absent themselves from any deliberations or voting that directly affect them.

B.1.20. Indicate under what circumstances Directors are obliged to resign.

As set forth in Article 21.2 of the Board Regulations, Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

a)        When they are subject to any of the legally-established prohibitions or grounds for disqualification or cease.

b)       When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

c)        When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

d)       When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director loses his respective status as such.

e)        When in the course of a year they fail to attend more than three meetings of the Board of Directors without just cause.

f)        When the belonging to the Board for lack of fitness, in the manner described in Article 31.5 of the Board of Directors Regulations, may jeopardize directly, indirectly or through persons connected with him/her, the loyal and diligent exercise of his/her functions under the corporate interest.

Article 31.5 of the Board of Director Regulations provides that in cases where the conflict of interest is, or reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the Director (or a person related to him/her, or in the case of a proprietary Director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the Director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of this Regulation.

B.1.21. Indicate whether the functions of Chief Executive Officer of the Company are also performed by the Chairman of the Board of Directors. If so, explain the measures adopted to limit the risks of conferring those powers upon a single person:

NO

Risk-Limiting Measures

The CEO bears ultimate responsibility for the management of the company and chairs the Executive Committee. The Chairman of the Board monitors and supervises management, defining strategies and promoting corporate governance. The Chairman likewise has the power to propose appointments and changes in board membership, including the chief executive.

Indicate, and if so explain, whether rules have been passed to enable an independent director to request that a board meeting be held or that new items be included on the agenda, to coordinate and reflect the concerns of external directors and to direct assessment by the board of directors.

NO

B.1.22. Are reinforced majorities required for taking certain types of decisions, other than those required by law?

NO

Describe how board decisions are taken, indicating at least the minimum attendance quorum required and the types of majorities required to pass resolutions:

Type of Resolution:

Any type

Quorum	%
Attendance at the meeting, either in person or by proxy, of half plus one of the board members	53.33

Majority Required	%
An absolute majority of the votes of all directors in attendance or represented by proxy, unless a reinforced majority is required by law.	53.33

B.1.23. Indicate whether the requirements for being elected Chairman differ from those required for election to the Board:

NO

B.1.24. Indicate whether the Chairman may exercise a casting vote:

YES

Matters in which the Chairman has a Casting Vote
Pursuant to Article 23 of the Company Bylaws and Article 16.2 of the Board Regulations, the Chairman may exercise a casting vote to break any possible ties that may arise concerning any matter.

B.1.25. Indicate whether the Bylaws of the Board Regulations set an age limit for Directors:

NO

Age limit for the Chairman	0
Age limit for the Chief Executive Officer	0
Age limit for Directors	0

B.1.26. Indicate whether the Bylaws or Board Regulations limit the term of office of independent directors:

NO

Maximum Term of Office	0

B.1.27. If there are few or no female directors, explain the reasons and the measures adopted to correct this situation.

Explanation of reasons and measures

Article 8.1 of the Board Regulation provides that in the composition of the Board of Directors the external or non executive directors will represent a majority with respect of the executive directors, with the presence of independent directors. To such effects, in exercising its right to fill vacancies and to propose appointments at Annual Shareholders Meetings, the Board of Directors shall procure, in the composition of this body, a majority of external or non-executive directors with respect to executive directors.

Specifically indicate whether the Appointments and Remuneration Committee has established procedures to ensure that selection processes are not implicitly biased against the selection of female directors and that they deliberately seek female candidates the meet the required profile:

YES

Description of the principal procedures

The selection process is based solely on the suitability and prestige of the candidates.

No ad hoc procedure for selecting female directors has been implemented, precisely due to the non-sexist nature of the company’s procedures.

B.1.28. Indicate whether there are formal procedures for delegating votes on the Board of Directors. If so, describe them briefly:

Article 23 of the Company Bylaws and Article 16 of the Board Regulations provide that directors may delegate their votes to another director. In that regard, proxies must be in writing and are valid only for the specific board meeting in question.

B.1.29. Indicate the number of meetings that were held by the Board of Directors during the financial year. Likewise indicate, if applicable, the number of meetings held in the absence of the Board’s President:

Number of Board Meetings	7
Number of Meetings That the President Did Not Attend	0

Indicate the number of meetings held by the Board’s committees:

Number of meetings of the Executive or Delegated Committee	11
Number of meetings of the Audit Committee	7
Number of meetings of the Remuneration and Appointments Committee	8
Number of meetings of the Strategy and Investments Committee	0
Number of meetings of the ____ Committee	0

B.1.30. Indicate the number of meetings held by the Board of Directors during the financial year in which all members were not in attendance. Proxies in attendance without specific instructions should be counted as absent:

Number of absences of board members during the year	3
% of absences with respect to the total number of votes during the year	3.120

B.1.31. Indicate whether the individual and consolidated annual accounts submitted to the Board for its approval are previously certified:

NO

Identify, if applicable, the person or persons who certified the individual and consolidated annual accounts of the Company, for submission to the Board:

B.1.32. Explain, if they exist, the mechanisms established by the Board of Directors to prevent the annual and consolidated accounts from being submitted at the Shareholders’ Meeting with provisos in the Auditor’s Report.

In accordance with the provisions of Article 24.4.c) of the Board Regulations, the Audit Committee reviews the company accounts, oversees compliance with the legal requirements and the proper application of generally accepted accounting principles, and issues opinions on proposals to amend accounting principles and criteria suggested by the management.

B.1.33. Is the Secretary of the Board of Directors likewise a Director?

NO

B.1.34 Explain the procedures for the appointment and removal of the Secretary to the Board, indicating whether the Appointments Committee issued an opinion and the Board approved his appointment and removal.

Procedure for appointment and removal

Pursuant to Article 13 of the Board of Directors Regulation, the Board of Directors appoints a secretary, who must be a lawyer and need not be a member of the Board. The Board of Directors may appoint a Deputy Secretary, who need not be a director, to assist the Secretary to the Board of Directors.

Likewise, and in accordance with Article 25.b.2 of the Board of Directors Regulation, one of the main responsibilities of the Corporate Governance, Appointments and Remuneration Committee is to issue an opinion concerning the Board of Directors’ proposal for the appointment of the secretary to the board.

Does the Appointments Committee issue an opinion concerning the appointment?	YES
Does the Appointments Committee issue an opinion concerning the removal?	NO
Is the appointment approved by the full Board?	YES
Is the removal approved by the full Board?	YES

 Is the Secretary to the Board specifically responsible for overseeing compliance with good governance recommendations?

YES

Observations
Yes, with regard to the recommendations accepted by the Company and including in its internal regulations.

B.1.35. Indicate, if applicable, the mechanisms established by the Company to preserve the independence of auditors, financial analysts, investment banks and rating agencies.

Paragraphs f) and g) of Article 24 of the Board Regulations provides that the Audit Committee shall have, among others, the following basic responsibilities:

-To maintain contact with the external auditors in order to receive information on those issues that could compromise their independence and any others related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules. In any case, the Audit Committee shall receive from the external auditors every year written confirmation of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by said external auditors or societies, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

-To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services referred to above paragraph f).

In other respects, paragraph 4a) of Article 24 of the Board Regulations stipulates that the Audit and Compliance Committee is responsible for providing the Board of Directors with information and proposals concerning contract terms, the scope of appointment and, when applicable, the revocation or non-renewal of external auditors, as well as supervising compliance with the terms of the audit contract.

Likewise, article 38 of the Board Regulations stipulates that:

1. The Board of Directors shall refrain from proposing the appointment or renewal of a firm of auditors when the fees paid by the Company for all of its services represent more than 5% of the annual income of that auditing firm, based on the average for the last five years.

2. The Board of Directors shall publicize the total fees that the Company has paid to the auditors, differentiating between fees for auditing company accounts and those paid for other services rendered. The Annual Report of company accounts must likewise include a breakdown of the fees paid to auditors, as well as those paid to any company belonging to the firm of auditor’s corporate group or to any company sharing common property, management or control with the Company’s auditors.

B.1.36 Indicate whether during the financial year the company has changed external auditors. If so, specify the former and present auditors:

NO

Former auditor	Current auditor

In the event there were discrepancies with the former auditor, explain the nature of those discrepancies:

NO

B.1.37. Indicate whether the auditing firm renders other non-auditing services to the Company and/or its corporate group and, if so, state the amount of fees paid for those services and the percent that this represents of the total fees invoiced to the Company and/or its group.

YES

	Company	Group	Total
Amount paid for non-auditing services (Euros 000)	390	2,009	2,399
Amount paid for non-auditing services / Total amount invoiced by the auditing firm (%)	16.00	54.00	38.960

B.1.38. Indicate whether the report on the audit of the annual accounts for the previous year contained any reservations or qualifications. If so, indicate the reasons provided by the chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

YES

Explanation of the reasons:

In the 2009 Annual Report of the Audit Committee, and regarding the individual and consolidated annual accounts for 2009, it was expressed that the audit report issued on April 23, 2010,  indicates that in all significant aspects those accounts represent a true and fair view of the assets, financial position, earnings, changes in net equity and cash flow for the year ending December 31, 2009, with the exception of any effects that may derive from the eventual approval and authorizations described by the auditor in the following paragraph included in both the consolidated, as well as the individual audit report, that is rewritten below:

“As indicated in Note 1.c) of the attached consolidated annual report, in the next few months the Group will implement two capital increases to finalize the restructuring process agreed with its creditor banks with respect to its syndicated loan and bridge loan, fixing May 19, 2013 as the maturity date for both. The capital increases will be approved at the annual shareholders meeting of the parent company, once the pertinent authorizations have been obtained from the securities authorities”.

In the meeting held on April 27, 2010, the Audit Committee reviewed this issue and expressed its confidence that the Group will obtain such authorizations and approval and, thus, will successfully complete its debt restructuring process.

Such capital increases were approved by the Extraordinary Shareholders Meeting held on November 27, 2010, and executed on November 30, 2010, once the required authorizations were obtained. Likewise, the debt restructuring process was signed by the creditor banks.

B.1.39. Indicate the number of consecutive years that the present auditing firm has audited the annual accounts of the Company and/or its group. Likewise indicate the percent that the number of years with this auditing firm represents with respect to the total number of years that the annual accounts have actually been audited.

	Company	Group
Number of consecutive years	20	19

	Company	Group
Number of years audited by the present auditing firm / Number of years that the Company has been audited (%)	100.000	100.000

B.1.40. Indicate the shareholdings that members of the Board of Directors of the Company have in entities engaged in the same, similar or complementary activities as those comprising the Company or the Company’s group’s corporate purpose, of which the Company has been informed. Likewise indicate the positions that they hold or functions that they perform in those entities:

Director’s Name	Name of the entity in question	% Share	Position or functions
JUAN LUIS CEBRIÁN ECHARRI	LAMBRAKIS PRESS, S.A.	0.000	MEMBER OF THE BOARD OF DIRECTORS
JUAN LUIS CEBRIÁN ECHARRI	LE MONDE, S.A.	0.000	DIRECTOR
GREGORIO MARAÑÓN Y BERTRÁN DE LIS	UNIVERSAL MUSIC SPAIN, S.L.	0.000	CHAIRMAN
HARRY SLOAN	METRO GODWYN MAYER INC	0.000	CHAIRMAN
HARRY SLOAN	ZENIMAX MEDIA INC	0.000	DIRECTOR

B.1.41. Indicate whether there is a procedure for Directors to obtain outside counsel and, if so, describe that procedure.

        YES

Description of the Procedure

The Board Regulations incorporate this principle in the following terms: “Directors shall have broad powers to obtain information and counsel that they may need with regard to any aspect of the Company, provided that it is required in the fulfillment of their duties.” (Article 26).

Likewise, article 26 bis establish that in order to be assisted in exercising their functions, any Director may request the hiring, under the Company cost, legal, accounting, technical, financial, commercial or other experts. The engagement must deal with specific problems of certain importance and complexity that arise in the performance of their duties. The application for hire will be channeled through the President or Secretary of the Board of Directors, who may subject to prior approval of the Board of Directors, which may be denied when there are reasons that justify it.

Articles 14 and 23 of said Regulation respectively establish that the Executive Committee and the Committees may seek outside advice when they deem it necessary for the fulfillment of their obligations.

B.1.42. Indicate whether there is a procedure for Directors to obtain the information they need in sufficient time to enable them to prepare for the meetings of the governing bodies and, if so, describe that procedure:

YES

Description of the Procedure

Pursuant to Article 13 of the Board Regulations, the Secretary of the Board of Directors shall ensure the proper functioning of the Board.

Article 15 of the Regulations likewise provides that the announcement of board meetings, which must be made at least seven days in advance, shall always include an agenda for the meeting. It is the responsibility of the Chief Executive Officer to prepare and provide the rest of the Directors with information concerning the progress of the Company and that which is necessary to adopt the resolutions proposed on the agenda of each board and Executive Committee meeting.

Among the general obligations of Directors, Article 30 of the Board Regulations includes the duty to inform themselves and adequately prepare for Board Meetings and the meetings of the committees of which they are members.

B.1.43. Indicate whether the company has rules (and if so, describe those rules) compelling directors to inform and, if warranted, resign in circumstances that may damage the prestige and reputation of the company:

YES

Description of the Procedure

As established in section 21.2. of the Rules of the Board of Directors, Directors shall offer their resignations to the Board of Directors and, if deemed appropriate, formally resign in the following cases:

a) When they are subject to any of the legally-established prohibitions or grounds for disqualification.

b) When based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a misdemeanor proceeding.

c) When they have received a serious reprimand from the Board of Directors for failure to fulfill their obligations as Directors.

d) When the reasons for which they were appointed have ceased to exist and, in particular, when an independent director or an owner-director looses his respective status as such.

e) When in the course of a year they fail to attend more than three meetings of the Board of Directors without just cause.

f)When the belonging to the Board for lack of fitness, in the manner described in Article 31.5 of these Regulations, may jeopardize directly, indirectly or through persons connected with him/her, the loyal and diligent exercise of his/her functions under the corporate interest.

B.1.44.            Indicate whether any member of the Board of Directors has informed the company that he has been prosecuted or that proceedings have been brought against him for any of the offenses listed in Article 124 of the Corporations Law:

NO

Indicate whether the Board of Directors has analyzed the case. If so, explain the grounds for the decision as to whether the director should continue in his post.

NO

Decision adopted	Grounds for the decision

B.2. Committees of the Board of Directors

B.2.1. List all Committees of the Board of Directors and their members:

EXECUTIVE COMMITTEE

Name	Position	Classification
MR. JUAN LUIS CEBRIÁN ECHARRI	CHAIRMAN	EXECUTIVE DIRECTOR
MR. MATIAS CORTES DOMINGUEZ	MEMBER	OTHER EXTERNAL DIRECTOR
MR. GREGORIO MARAÑON Y BERTRAN DE LIS	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MR. MANUEL POLANCO MORENO	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. MARTIN FRANKLIN		EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. EMMANUEL ROMAN	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MR. ALAIN MINC	MEMBER	INDEPENDENT EXTERNAL DIRECTOR

AUDIT COMMITTEE

Name	Position	Classification
MR. JUAN ARENA DE LA MORA	CHAIRMAN	INDEPENDENT EXTERNAL DIRECTOR
MRS. AGNES NOGUERA BOREL	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. ALAIN MINC	MEMBER	INDEPENDENT EXTERNAL DIRECTOR
MR. EMMANUEL ROMAN	MEMBER	INDEPENDENT EXTERNAL DIRECTOR

CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATIONS COMMITTEE

Name	Position	Classification
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	CHAIRMAN	INDEPENDENT EXTERNAL DIRECTOR
MR. BORJA PEREZ ARAUNA	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. DIEGO HIDALGO SCHNUR	MEMBER	EXTERNAL DIRECTOR REPRESENTING SIGNIFICANT SHAREHOLDINGS
MR. HARRY SLOAN	MEMBER	INDEPENDENT EXTERNAL DIRECTOR

B.2.2   Indicate whether the Audit Committee performs the following duties:

Supervision of the preparation and integrity of the company’s, and if applicable, the group’s financial information, monitoring compliance with regulatory requirements, the appropriate composition of the consolidation perimeter and the correct application of accounting rules

YES
Periodic review of internal control and risk management systems, so that the main risks are adequately identified, managed and notified	YES

Ensuring the independence and accuracy of the operations of the internal audit department; proposing the selection, appointment, reelection and removal of the head of the internal audit department; receiving periodic information concerning audit activities; and verifying that senior managers take into account the conclusions and recommendations contained its reports

YES

Setting up and supervising a mechanism whereby employees may confidentially and, if deemed appropriate, anonymously notify the company of any potentially relevant irregularities within the company, particularly financial or accounting irregularities, of which they may be aware

NO
Submission to the Board of Directors of proposals for the selection, appointment, reelection and substitution of the external auditor, as well as the conditions of its contract	YES
Receiving regularly from the external auditor information concerning the audit plan and the results of its application, and verifying that senior managers take its recommendations into account	YES
Ensuring the independence of the external auditor	YES
In the case of group companies, encouraging the group auditor to assume responsibility for auditing group companies.	YES

B.2.3. Describe the rules governing the organization and functions, as well as the responsibilities attributed to each of the board committees.

Executive Committee

The rules governing the organization and operations of the Executive Committee that are described below are contained in articles 5 and 14 of the Board of Directors Regulations:

The Executive Committee shall comprise eight board members, which shall always include the Chief Executive Officer, who shall preside this Committee, Chairman of the Audit Committee and Chairman of the Corporate Governance, Appointments and Remuneration Committee. Appointment of the members of the Executive Committee shall be made upon a proposal from the Chairman of the Board of Directors and a two-thirds favorable vote of board members.

The composition of the Executive Committee with regard to the type of directors shall be similar to that of the Board of Directors.

Members of the Executive Committee shall cease in their functions when they cease to be board members or upon a decision of the Board of Directors.

Without prejudice to the powers vested in the Chairman of the Board and the Chief Executive Officer, all powers of the Board of Directors that may legally be delegated shall be delegated to the Executive Committee.

Likewise, and without prejudice to the decisions vested in the Board of Directors pursuant to Article 5 of the Board of Directors Regulation, some of them may be adopted for reasons of urgency by the Executive Committee. These are: i) Financial information related to listed securities that the Company must disclose periodically, ii) The undertaking of investments, assumption of financial obligations or the granting of any financial commitments that derive, among others, from loans, credits, sureties or other guarantees, as well as entering into contracts that are of significant importance to the Company or its subsidiary and/or controlled companies, except for cases of extreme urgency in which it is impossible for the Board of Directors to meet, iii) Any transfer or encumbrance of assets relating to the Company or its subsidiary or controlled companies, iv) Strategic alliances of the Company or its controlled companies, v) The creation or acquisition of interests in entities domiciled in countries or territories considered tax havens and iv) Authorization of linked transactions in the terms provide for in the Regulation of The Board of Directors. Likewise, concerning the financial information, intermediate first quarter and third quarter reports may be approved by either the Board of Directors or the Executive Committee.

The Secretary of the Board of Directors shall serve as Secretary of the Executive Committee, and the provisions of Article 13 above shall likewise apply to the procedures of the Executive Committee.

The Executive Committee shall meet at least six times a year and at anytime that, in the opinion of the Chief Executive Officer, company interests warrant a meeting or when two or more members of the Executive Committee request that a meeting be called, the Chairman being obliged to give notice of meetings sufficiently in advance.

A Committee meeting may be validly held when a majority of the directors on the committee are present or represented by proxy, and members not in attendance may give their proxies to another director who is a committee member.

Resolutions shall be passed by an absolute majority vote of the Executive Committee members present or represented by proxy.

When there are no specific procedures, those set forth in this Regulation for the Board of Directors shall apply to the Executive Committee, provided that they are compatible with the Committee’s nature and functions.

When requested to do so, other directors who are not committee members, as well as managers whose reports are necessary for company operations, may attend committee meetings, having voice but no vote

The Executive Committee shall keep minutes of its meetings in the terms provided for the Board of Directors.

 The Executive Committee shall report on its activities at the first full board meeting following its sessions, and shall be accountable for the work it undertakes. The Board shall always be informed of all matters discussed and all resolutions adopted by the Executive Committee. All board members shall receive a copy of the minutes of the Executive Committee’s meetings.

 The Executive Committee may seek outside expert advice when it is deemed necessary for the fulfillment of its functions.

Corporate Governance, Appointments and Remuneration Committee:

The rules governing the organization and operations of the Remuneration and Appointments Committee that are described below are contained in Article 21 ter of the Bylaws and Article 25 of the Board Regulations:

The Corporate Governance, Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of five (5) external directors, to be determined by resolution of the Board of Directors upon a motion from the Chairman.

The Corporate Governance, Appointments and Remuneration Committee may request the attendance of the company’s Chief Executive Officer at its meetings.

The members of the Corporate Governance, Appointments and Remuneration Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.

The Chairman of the Committee shall be selected by the Board of Directors from among its independent directors. The Secretary of the Board of Directors and, in his absence, the Deputy Secretary, shall act as Secretary of the Committee.

Regardless of any other tasks assigned it by the Board of Directors, the Corporate Governance, Appointments and Remuneration Committee shall have the following basic responsibilities:

1)       To report on proposals for appointment of executive Directors, proprietary Directors, other external Directors (non proprietary or independent) and Honor Directors, and propose the appointment of independent Directors.

2)       To issue opinions on the proposal for the appointment of the Secretary to the Board.

3)       To make proposals to the Board concerning: i) the general remuneration policies affecting directors and senior management, ii) the individual remuneration of executive directors and other conditions set forth in their contracts and iii) the individual remuneration of honorary directors.

4)       To ensure compliance with the company’s remuneration policies

5) To approve standard senior management contracts.

6)     To issue opinions on the proposals for the appointment of the members of the other committees of the Board of Directors and of the Executive Committee.

7) To issue opinions on proposals for appointment of company representatives on the governing bodies of subsidiaries.

8) To propose the Annual Report on Corporate Governance to the Board of Directors.

9) To present a report to the Board of Directors, evaluating the performance and composition of the Board.

10) To verify compliance with the Internal Code of Conduct concerning securities markets, this Regulation and, in general, the Company’s rules of governance, and to make the proposals required to ensure such compliance. In that regard it shall be the duty of the Corporate Governance, Appointments and Remuneration Committee to receive information and, if warranted, issue reports concerning disciplinary measures taken with respect to senior management.

11) To exercise such other powers granted to the committee in this Regulation.

The Corporate Governance, Appointments and Remuneration Committee shall meet each time the Board of Directors of the Company or its Chairman requests that an opinion be issued or proposals be approved within the scope of its powers and provided that, in the opinion of the committee chairman, it is necessary to properly fulfill its functions.

Audit Committee:

The rules governing the organization and operations of the Audit Committee that are described below are contained in article 21bis of the Company Bylaws and Article 24 of the Board of Directors Regulations:

The Audit Committee shall have the number of members that is determined by the Board of Directors from time to time, with a minimum of three (3) and a maximum of five (5) members. It shall have a majority of non-executive directors who shall not have a contractual relationship with the Company other than the position to which they are appointed. The composition of the committee shall provide appropriate representation to independent directors. At least one member of the Committee shall be independent and shall be appointed taking into account his/her knowledge and experience in accounting or auditing.

The appointment and termination of committee members shall be made by the Board of Directors on a motion from the Chairman.

Committee members shall leave their posts when they cease to be directors or when so agreed by the Board of Directors.

The Chairman of the committee shall be elected by the Board of Directors from among its members who are independent directors, and may not maintain a contractual relation with the Company other than the position for which he is appointed. The committee chairman shall be replaced every four years, and may be re-appointed one year after having left the post. The Secretary of the Board of Directors and, in his absence, the Deputy Secretary shall act as Secretary of the Committee.

The primary function of the Audit Committee is to assist the Board of Directors in its tasks of overseeing the management of the company.

The Audit Committee shall have all of the following basic responsibilities:

a) Within the scope of its powers, to report at annual shareholders meetings on issues raised by shareholders, pursuant to the provisions of the Law and the Shareholders Meeting Regulation.

b) To propose to the Board of Directors the appointment of external account auditors pursuant to Section 263 of the Companies Act, to be submitted at the annual shareholders meeting.

a)        To supervise internal auditing services.

b)       To understand and supervise the financial reporting process and the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses of the control system detected in developing internal audit.

c)        To supervise the process of preparation and presentation of regulated financial information.

d)       To maintain contact with the external auditors in order to receive information on those issues that could compromise their independence and any others related to the accounts auditing process, together with any other communication provided for in accounts auditing legislation and rules. In any case, the Audit Committee shall receive from the external auditors every year written confirmation of its independence from the entity or entities linked to auditors, directly or indirectly, and information of any additional services provided to these entities by said external auditors or societies, or by persons or entities linked to them in accordance with the provisions of Law 19/1988 of July 12, Audit of Accounts.

e)        To issue every year, prior to the issuance of the Audit Report, a report expressing an opinion on the independence of external auditors. This report shall, in any case, make reference on the provisions of additional services referred to above paragraph f).

In addition, and regardless of other tasks that may be assigned it by the Board of Directors, the Audit Committee shall have the following powers:

a) To advise and make proposals to the Board of Directors concerning the auditors contract conditions, scope of professional mandate and, if warranted, the revocation or non-renewal of the external auditors, as well as supervising their performance of audit contract obligations;

b) To propose the selection, appointment, reappointment or removal of the person in charge of the company’s internal audit service.

c) To review the company accounts, oversee compliance with the legal requirements and the proper application of generally accepted accounting principles, as well as to issue opinions on proposals to amend accounting principles and criteria suggested by the management;

d) To review the issue prospectuses and information concerning the quarterly and half-yearly financial statements that the Board must provide the markets and their supervisory bodies;

e) To analyze and issue opinions concerning specific investment transactions when, owing to their importance, the Board so requests;

f) To issue opinions concerning the creation or acquisition of interests in entities domiciled in countries or territories considered as tax havens.

g) To exercise all other powers granted the committee in this Regulation.

The Audit Committee shall meet periodically as warranted, and at least four (4) times a year.

Any member of the company management team or staff  who may be required for such purpose shall be compelled to attend committee meetings and to provide it with assistance and access to any information at his disposal. The committee may likewise request the attendance of the accounts auditors at its meetings.

B.2.4. Indicate, if applicable, the advisory powers and, if applicable, powers that have been delegated to each of the committees:

Committee Name	Brief Description
EXECUTIVE COMMITTEE	HAS BEEN DELEGATED ALL BOARD POWERS THAT MAY LEGALLY BE DELEGATED
AUDIT COMMITTEE	FOR ADVISORY POWERS, SEE B.2.3 ABOVE. NO DELEGATED POWERS HAVE BEEN ATTRIBUTED TO THIS COMMITTEE.
CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE	FOR ADVISORY POWERS, SEE B.2.3 ABOVE. NO DELEGATED POWERS HAVE BEEN ATTRIBUTED TO THIS COMMITTEE.

B.2.5. Indicate, if applicable, whether there are board committee regulations, and if so, where they are available for consultation and any amendments made to them during the financial year. Likewise indicate whether any non-mandatory annual reports are issued concerning the activities of each committee:

Committee Name

EXECUTIVE COMMITTEE

Brief Description

Its composition, operations and powers are set forth in the Board of Directors Regulation, which is available on the company website (www.prisa.com ).

Amendments to the Board of Directors Regulation implemented in 2010 that affect this committee are detailed in section B.1.18 above.

Committee Name

CORPORATE GOVERNANCE, APPOINTMENTS AND REMUNERATION COMMITTEE

Brief Description

Its composition, operations and powers are set forth in article 21 ter of the Bylaws (recently joined by resolution of the Extraordinary Shareholders Meeting held on November 27, 2010) and in the Board of Directors Regulation, which are available on the company website (www.prisa.com).

Amendments to the Board of Directors Regulation implemented in 2010 that affect this committee are detailed in section B.1.18 above.

On May 2010 the Corporate Governance, Appointments and Remuneration Committee published a report on compliance with the company’s rules of corporate governance during the 2009 financial year and also concerning the functions and activities of the Committee during said financial year.

Committee Name

AUDIT COMMITTEE

Brief Description

Its composition, operations and powers are set forth in article 21 bis of the Bylaws (modified by resolution of the Extraordinary Shareholders Meeting held on November 27, 2010) and in the  Board of Directors Regulation, which are available on the company website (www.prisa.com).

Amendments to the Board of Directors Regulation implemented in 2010 that affect this committee are detailed in section B.1.18 above.

On May 2010 the Audit Committee published a report on its functions and activities during the 2009 financial year.

B.2.6. Indicate whether the composition of the Executive Committee reflects the Board Member’s holdings within their category:

NO

If not, explain the composition of the Executive Committee

There is a predominance of independent directors in the Executive Commission (3 of its members have this nature) and likewise it is composed by 1 executive director, 2 directors representing significant shareholdings and 1 other external director. The Board of Directors is composed by 1 executive director, 7 directors representing significant shareholdings,  6 independent directors and 1 other external director.

C. RELATED-PARTY TRANSACTIONS

C.1      Indicate whether the Board in full has reserved the right to approve the company’s transactions with directors, significant shareholders or those represented on the Board, or persons related thereto, after having received the favorable opinion of the Audit Committee or any other committee performing that function:

YES

C.2. Describe relevant transactions that entail a transfer of resources or obligations between the Company or its subsidiaries and the Company’s significant shareholders:

C.3. Describe relevant transactions that entail a transfer of resources or obligations between the Company or its subsidiaries and the managers or directors of the Company.

Manager’s or Director’s Name	Name of the Company or Entity in its Group	Nature of the Relationship	Type of Transaction	Amount (Euros 000)
D. Gregorio Marañón y Bertrán de Lis	PRISA TELEVISION, S.A.u	Contractual	PROVISION OF SERVICES	200
MATIAS CORTES DOMINGUEZ	PROMOTORA DE INFORMACIONES, S.A.	Contractual	PROVISION OF SERVICES	20,107
MATIAS CORTES DOMINGUEZ	PRISA TELEVISION, S.A.U	Contractual	PROVISION OF SERVICES	2,004
MATIAS CORTES DOMINGUEZ	DIARIO AS, S.L.	Contractual	PROVISION OF SERVICES	80
D. ALAIN MINC	PRISA TELEVISION, S.A.u	Contractual	PROVISION OF SERVICES	150

C.4. Describe any relevant transactions between the Company and other of its group entities that are not compensated in the consolidated financial statements and whose objectives and conditions are not a part of the Company’s normal operations:

Name of the Group Entity	Brief Description of the Transaction	Amount (Euros 000)
DÉDALO GRUPO GRAFICO, S.L.	PRISA PROVIDED A JOINT AND SEVERAL GUARANTEE TO DÉDALO GRUPO GRÁFICO, S.L. WITH RESPECT TO THE BANKING SYNDICATE CREATED BY VIRTUE OF THE SYNDICATED CREDIT AND LOAN AGREEMENT SIGNED ON FEBRUARY 8, 2008, FOR A MAXIMUM OF 130,000,000 EUROS.	130,000
DÉDALO GRUPO GRAFICO, S.L.	PROVISION OF SERVICES BY SEVERAL COMPANIES IN WHICH DEDALO GRUPO GRAFICO, S.L. HAS HOLDINGS, TO SEVERAL GRUPO PRISA COMPANIES.	30,998
DÉDALO GRUPO GRAFICO, S.L.	LOANS FOR A TOTAL OF 95,116,000 EUROS, PLUS INTEREST ACCRUED, GRANTED BY COMPANIES IN WHICH PRISA HAS HOLDINGS TO DEDALO GRUPO GRAFICO, S.L. OR COMPANIES IN WHICH IT HOLDS INTERESTS AS A RESULT OF DIFFERENT FINANCING OPERATIONS.	95,472
SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L.	LOANS FOR A TOTAL OF 4,566,000 EUROS, PLUS INTEREST ACCRUED, GRANTED BY SOCIEDAD ESPAÑOLA DE RADIODIFUSION, S.L. TO THE COMPANIES IN WHICH IT HOLDS HOLDINGS, W3COMM CONCESIONARIA, S.A. DE CV AND GREEN EMERALD BUSINESS INC.	4,635
PRISA TELEVISION, S.A.U	Revenue share of Real Madrid Club sponsorship and merchandising, from the company Real Madrid Gestión de Derechos, S.L. in which Prisa Television holds an interest.	8,319
IBERBANDA, S.A.	GUARANTEES GRANTED BY PRISA	28,763

C.5. Identify, if applicable, any circumstances in which company directors are involved that may constitute a conflict of interest, pursuant to the provisions of Article 127ter of the Corporations Law.

YES

Director`s name	Description of the conflict of interest
Juan Luis Cebrián Echarri	Approval of his new services agreement by the Board of Directors.
Matías Cortés Domínguez	Approval of his professional services by the Board of Directors

C.6. Describe the mechanisms in place to detect, determine and resolve possible conflicts of interest between the Company and/or its group and its directors, managers and significant shareholders.

Pursuant to Article 31 of the Board of Directors Regulations:

1.- Directors shall inform the Company of any situation that may involve a conflict of interest as defined in Chapter V of “Promotora de Informaciones, S.A. and its Group Companies’ Internal Code of Conduct Concerning Securities Market Transactions.”

2.- Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors after it has considered the opinion of the Corporate Governance, Appointments and Remuneration Committee.

Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance, Appointments and Remuneration Committee.

3.- Directors shall refrain from intervening in deliberations concerning matters in which they have direct or indirect interests. In addition to not exercising their voting rights, directors affected by a linked operation must absent themselves from the boardroom during deliberations and voting on such matters.

4.- Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions:

a)        Those involving compliance with standard contract conditions applied extensively to multiple customers;

b)       Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question;

c)        Those which amount to less than 1% of the annual income of the person or entity receiving the service.

5.- Nonetheless, in cases where the conflict of interest is, or reasonably expected to be, of such nature as to constitute a structural and permanent conflict between the Director (or a person related to him/her, or in the case of a proprietary Director, the shareholder or shareholders who proposed or made the appointment or persons directly or indirectly related thereto) and the Company and the companies in its group, it is understood that the Director has no, or no longer has, the required qualifications for the performance of duties for the purposes of Article 21 of this Regulation.

Likewise, Article 33 of the Board Regulations provides that Directors may not provide their professional services to competitors of the Company, its subsidiaries or companies in which it has holdings. This excludes holding posts in companies that have a significant stable stake in the Company’s shareholdings.

In other respects, Article 34 of the Board of Directors Regulations states that:

1. The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder.

2. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance, Appointments and Remuneration Committee assessing the operation from the point of view of market conditions has not been issued.

3. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions set forth in Article 31.4 above.

With respect to the above and to ensure transparency, Article 35 of the Board of Directors Regulations provides that the Board of Directors shall include in its annual public reports a summary of the transactions carried out by the Company with its Directors and significant shareholders. This information shall detail the overall volume of the operations and the nature of the most relevant.

In addition, section V of the “Internal Code of Conduct of Promotora de Informaciones, S.A. and its Corporate Group Concerning Matters Involving Securities Markets” provides the following rules for the conflicts of interest:

5.1. All persons subject to this Internal Code of Conduct must promptly inform the Secretary General of any situations in which a conflict of interests may exist.

In that respect, notification must be made of any situations derived from their activities outside of GRUPO PRISA or those of related persons (to the extent defined in paragraph 5.2. below) that may conflict with the interests of GRUPO PRISA with regard to any specific action, service or operation with

i)                     financial intermediaries

ii)                   professional investors

iii)                  suppliers

iv)                  clients

v)                   competitors

5.2. With respect to paragraph 5.1 above, the following shall be considered related persons:

(i) a spouse or any person in a relationship that can be equated to marriage;

(ii) the ascendants, descendents and siblings of the person subject to this Code of Conduct or of his/her spouse;

(iii) the spouses of the ascendants, descendents and siblings of the person subject to this Code of Conduct;

(iv) the companies in which the persons subject to this Code of Conduct, either personally or through an intermediary, fall within any of the categories set forth in article 4 of Law 24/1988, of July 28, governing the Securities Market.

5.3. Those persons affected by a conflict of interest shall refrain from deciding, intervening or influencing decisions taken with respect to those actions, services or operations.

C.7      Are more than one of the group companies listed in Spain?

NO

Specify the subsidiary companies that are listed:

D. RISK CONTROL SYSTEMS

D.1. General description of the Company and/or its Group’s risk policy, detailing and evaluating the risks covered by the system, together with the justification as to why these systems are deemed adequate for each type of risk.

GRUPO PRISA’s organizational structure and management processes are designed to compensate for the different risks that are inherent in its activities. Risk analysis and control are framed within the Group’s management processes and, as such, involve all of the members of the organization in a supervisory environment that is complemented with preventive measures intended to ensure that Group objectives are fulfilled.

The Group continuously monitors the most significant risks that may affect the principal business units. To do so it uses a risk map as a tool that graphically represents the risks inherent in the Group, which is used to identify and assess risks that affect the development of the different business units comprising the Group. The parameters evaluated in each risk to define their location on the risk map are the impact and the probability of occurrence of that risk. The identification of these risks and the operative processes in which each of the risks considered are managed are carried out by the Group’s Internal Audit Office, which periodically reports the results of its work to the Audit Committee.

The principal risks considered within the framework of the Group’s risk management policy can be classified in the following categories:

a.       Strategic risks

b.      Business process risks

c.       Financial management risks

d.      Control of Risks Derived from the Reliability of Financial Information

e.       Information, infrastructures and technology risks

Control systems in place to evaluate, mitigate or reduce the principal risks of the Company and its group:

a. Control of Strategic Risks

The CEO is responsible for the day-to-day management of the company, without prejudice to the general supervisory functions of the Board of Directors and its Executive Committee, to which all powers that may legally be delegated have been granted.

By authority of the CEO, Group management determines the Group’s strategic plan, defining the objectives to be met for each business area, developmental goals and growth rates, based on both national and international market conditions, taking into consideration in those plans the appropriate risk levels for each business and market. The Company’s general policies and strategies require the Board of Directors’ prior authorization. In that regard, the strategic or business plan, as well as management objectives, the annual budgets and investment policies are approved by the Board of Directors.

Compliance with the Strategic Plan and budgets are review periodically, analyzing the degree in which they are being fulfilled, evaluating deviations and proposing corrective measures. Managers from all business units are involved in this process, as well as the general and functional committees that issue their reports to senior group management.

b. Control of Business Process Risks

To develop and supervise business activity, the Group relies on a decentralized organization divided into specialized business units with coordinating entities such as the Management of Business Committee, which carry out analysis and supervisory functions with respect to both the evolution of business activities, as well as the operational environment and problems of the business units, and the Operative Efficiency Committee, which coordinates the business units to improve the efficiency of Group processes.

Transactional business risks, as well as operational, commercial, legal, fiscal and other types of risks are monitored by their respective organizations, with supervisory mechanisms in place for each at the corporate level. For example, the Group’s fiscal management unit monitors compliance with current tax legislation in each of the geographic and business segments in which it carries out its activity, and manages risks arising from different interpretation of rules that the competent tax authorities may offer in each case. In other respects, risks inherent in radio and television, which are generally regulated activities subject to temporary administrative concessions or licensing, are evaluated by the general management of their respective business units and supervised at the corporate level by the Secretary General.

Likewise, commercial risks related to advertising and matching our offer of services and product to client demands are continuously monitored by the Group’s Commercial Management and by a specialized Advertising Committee. In that regard, we should underscore that, in comparison with other companies in the sector, Group revenue is less dependent on advertising commercial cycles due to the Santillana publishing business and, above all, the pay television audiovisual business, which show periodic and recurring fluctuations. In effect, the Group’s top-line activities are based on turnover from subscribers to its digital television platform, which generated 32.35% of the Group’s operating turnover in 2010. In other respects, the Transversal Business Committee coordinates the different business units that analyze business opportunities as well as joint actions among business units.

c. Control of Financial Management Risks

- Financing Risks

The Group’s financial obligations are described in Note 12, “Financial Debt” in Prisa’s 2010 Consolidated Annual Report.

In that regard, the Group’s debt level involves certain payment obligations, interest payments and amortization of principal, as well as certain operational limits derived from the financing contracts undertaken. To meet its financial obligations, during 2010 the Group concluded a process to restructure its financial debt, reaching a refinancing framework agreement with its creditor banks that envisions certain changes in the terms and conditions of its principal financing contracts including, among others, an extension of the due dates of the Company’s bridge loan and a series of bilateral credit lines until May 19, 2013. Likewise within the framework of its debt restructuring process, the Group has reinforced its capital structure through a capital increase that generated cash in the amount of 650 million euros. These mechanisms reduced the Group’s debt gearing and increased its working capital.

Concerning the management of its short-term financial obligations, the Group envisions strictly following the maturity schedule for its financial debt, as well as maintaining lines of credit and other means of financing that will enable it to cover its short, medium and long-term cash needs. In that regard, the Group maintains a centralized treasury management system and a Treasury Account, Debt and Capex Committee that monitors the Group’s expenditures weekly, as well as making periodic consolidated financial forecasts that optimize available resources to meet the financial needs of each business and to service the debt.

- Exposure to Interest Rate Risks

The Group is exposed to interest rate fluctuations, since all of its debt with financial entities is at variable interest rates. In that regard, the Company takes out contracts to cover interest rate risk, basically by means of contracts that ensure maximum rates of interest.

- Exposure to exchange rate risks

The Group is exposed to exchange rate fluctuations, basically due to financial investments in American companies, as well as income and profit from those investments. During 2010 revenue from the international area and Latin America respectively accounted for 20.07% and 20.21% of the Group’s consolidated income.

In that regard, the Group is exposed to potential variations in the exchange rates of the different currencies in which it holds debt with financial institutions. At December 31, 2010 the weight of non-euro currencies with respect to total Group debt was 1.36%.

In this context, and with a view to lessening this risk, based on its forecasts and budgets the Group maintains risk-coverage contracts to offset exchange rate variations (basically exchange risk insurance, forwards and currency options).

- Exposure to Risks Related to the Price of Paper

The Group is exposed to the possibility of variations in its results due to fluctuations in the price of paper, the essential raw material in some of its production processes. The Group has set up a strategic coverage program through which, by means of long-term contracts, it can cover the price of a given percentage of the volume of paper to be consumed in the mid term. In 2010 paper consumption represented 9.51% of the Group’s total purchases and consumption.

d. Control of Risks Derived from the Reliability of Financial Information

The process implemented to manage and control financial and accounting information is based on:

- An adequate organizational structure that maintains a separation of functions in administrative and accounting procedures, which provide the basis for preparing financial and accounting information, as a means to mitigate risks of manipulation or fraud. In that regard, mention should be made of the function of the Group’s Financial Management, which assigns responsibilities and authority in the different areas involved in generating this type of information.

- Permanent updating of financial information rules and systems

In that regard, mention should be made of the project underway to integrate and standardize information systems by implementing a single system of financial information for all group business units. During past years this single information system was implemented in the Group companies located in Spain, the United States, Colombia, Mexico and the radio broadcasting companies located in Argentina. During 2010 it was implemented in the publishing companies located in Argentina and Chile. This system will continue to be implemented in the remaining Group companies over the next few financial years.

- A system for reviewing economic and financial information regulated in manuals, instructions and internal regulations (valuation and accounting policy manual, instructions for closing accounts, annual economic and financial information calendar, corporate accounting plan, intra-group operations and conciliation regulation) and verification of compliance with internal control systems through internal and external audits. In that regard, simultaneously with the implementation of a single financial information system, conversion to a common chart of accounts for all Group companies has likewise been undertaken, along with the training required to ensure the adequate application of the single accounting plan.

The objective of the adoption of the same chart of accounts by all companies is to facilitate consolidation and reporting, analysis and monitoring of financial information, as well as to provide all Group companies with a common financial language.

e. Risk control in information systems, infrastructures and technology

The Corporate Security Department manages Grupo Prisa’s overall security in collaboration with the office of the Group’s Secretary General in data protection and the Human Resources Department in information security, workplace risk prevention and business continuity. In line with the increased internationalization of the business, global security management includes consulting in the areas of physical and network security and the adoption of coordinated measures to reinforce protection of the confidentiality, integrity and availability of information and information systems, as well as the security of the Group’s remaining assets –personnel, processes, installations and content. During the 2010 fiscal year these activities were especially relevant in establishing the new externalized Information Technologies and Communications model.

To achieve this, in compliance with the Corporate Security Policy, a Corporate Security Management System (CSMS) has been implemented, as a project that commenced in 2008 with the support of an important technology company and which will be completed over several years. Controls derived from this system are applied in the following areas: general policies, security policy, organizational structure security, asset classification and control, personnel security, physical and environmental security, management of communications and operations, management of control centers and externalized security, systems development and maintenance, access control, security incidents management, and business continuity and compliance.

Through this System the Group integrates all security areas of its different business units, establishing general rules and controls to be applied throughout the Group or specific ones for the Business Units.

The Group periodically carries out projects in communications security, incident management, security auditing, IT contingency plans, vulnerability analysis and alert systems. Projects planned for 2011 include a data loss prevention plan (DLP), a security operations center and an automatic alert system. Concerning physical security, risk analysis was conducted with respect to certain assets, and the resulting contingency plan for physical risks is projected for 2011. Likewise, centralization of security management is in its final stages in the different headquarters, strengthening the Comprehensive Corporate Control Center, which coordinates the Group’s various Control Centers with respect to any physical or network security incident. Moreover, physical security resource optimization studies are being carried out to reduce costs and implement technological improvements.

In addition, Grupo Prisa has a Technological Observatory to identify risks and business opportunities afforded the Group as a result of technological developments.

D.2      Indicate whether during the financial year any of the different types of risks affecting the company or its group (operational, technological, financial, legal, reputational, fiscal …) have actually materialized:

NO

If so, indicate the circumstances that prompted the risk and whether established control systems were effective.

D.3. Indicate whether there is a committee or other governing body in charge of establishing and supervising those control mechanisms:

YES

If so, explain its duties.

Name of committee or body	Description of its duties
Audit Committee

One of the main responsibilities of the Audit Committee is “to understand and supervise the financial reporting process and the effectiveness of internal control systems of the Company, and risk management systems, and discuss with the auditors or audit firms significant weaknesses of the control system detected in developing internal audit” (Article 24.3.d of the Board of Directors Regulations).

D.4. Identify and describe the compliance processes for the different regulations governing your Company and/or its Group.

The Board of Directors Regulations state that:

- The Directors and senior management have the obligation to be informed of, and comply with and compel compliance with these Regulations. To this end, the Board Secretary shall provide all of the aforementioned with a copy of the same (Article 4).

- In any event, the Secretary of the Board of Directors shall ensure the formal and material lawfulness of all Board activities and that its procedures and rules of governance are obeyed (Article 13).

-Among others, the Audit Committee has the power to review the company accounts, oversee compliance with the legal requirements and the proper application of generally accepted accounting principles, as well as to issue opinions on proposals to amend accounting principles and criteria suggested by the management (Article 24.4.c)).

- Among the powers of the Corporate Governance, Appointments and Remunerations Committee is the power to verify compliance with the Internal Code of Conduct with respect to securities markets, Board Regulations and, in general, all rules governing the Company, and to propose changes for their improvement. In particular, Corporate Governance, Appointments and Remunerations Committee shall receive information and, when warranted, issue reports to the senior company management concerning any disciplinary. (Article 25, paragraph b) 10)

Section 10 of the Internal Code of Conduct provides for the following:

10.1. In order to ensure compliance with the provisions of this Code, the Secretary General of GRUPO PRISA will have the following responsibilities and powers:

(i) To maintain, in coordination with the Director of Human Resources, an updated list of those persons subject to this Internal Code.

(ii) To receive and preserve communications reflecting transactions with respect to the Securities and to the securities of other companies included within the accounts consolidation perimeter of Promotora de Informaciones, S.A., from the persons subject to this Internal Code, and to annually request the interested parties to confirm the balances of the securities included in the corresponding file.

(iii) To bring any Relevant Information to the attention of the CNMV, following consultation with the Chairman or Chief Executive Officer.

(iv) To pay particular attention to the quotation of the Securities during the review or negotiation phases of any type of legal or financial transaction that could have a noticeable effect on the quotation of the Securities.

(v) To monitor news that the professional sources of financial information and the media issue and which could affect the evolution on the market of the Securities and, following consultation with the Chairman or Chief Executive Officer, to confirm or deny as the case may be, any public information on circumstances deemed to be relevant information.

(vi) To maintain a Central Register of Privileged Information.

(vii) Following consultation with the Chairman or Chief Executive Officer and pursuant to the provision of sections II and IX herein, to determine those who shall be subject to the Internal Code of Conduct.

10.2. In order to ensure compliance with this Code, the Director of Finances and Administration of GRUPO PRISA shall have the following responsibilities and powers:

(i) To have access to the communications referred to in section 10.1. ii) of this Code.

(ii) To bring any Relevant Information to the attention of the CNMV, following consultation with the Chairman or Chief Executive Officer.

(iii) To closely monitor the quotation of the Securities during the phases of review or negotiation of any type of legal or financial transaction that could have a noticeable affect on the quotation of the Securities.

(iv) To monitor the news issued by the professional sources of financial information and the media that may affect the evolution of the Securities in the market and, following consultation with the Chairman or Chief Executive Officer thereof, to confirm or deny as the case may be, any public information on circumstances deemed as Relevant Information.

(v) To execute, following consultation with the Chairman or Chief Executive Officer, the specific plans for the acquisition or transfer of its own Securities or those of the dominant company and to order and supervise the development of ordinary transactions on Securities, in accordance with the contents of Internal Code, and to make the official communications on the transactions on Securities undertaken pursuant to provisions currently in force.

(vi) To determine, following consultation with the Chairman or the Chief Executive Officer, those persons that are assigned to the Department of Finances and Administration and should be subject to this Internal Code.

- The Board of Directors shall take the measures necessary to ensure the distribution of the Shareholders’ Meeting Regulations to shareholders by making them known to the National Stock Exchange Commission as relevant information, recording them on the Companies Register and publishing them on the Company’s webpage (Article 25).

E. SHAREHOLDERS MEETING

E.1      Concerning the quorum required at Shareholders Meetings, indicate whether there are differences with respect to the minimum stipulated in the Corporations Law, and if so, explain.

NO

	% difference vs. quorum required pursuant to Article 102 LSA of the Corporations Law (general)	% difference vs. quorum required pursuant to Article 103 of the Corporations Law (special cases provided in Article 103)
Quorum required at initial meeting	0	0
Quorum required at adjourned meeting	0	0

E.2      Concerning rules for adopting corporate resolutions, explain whether there are differences with respect to those provided in the Corporations Law and, if so, explain:

YES

Description of the resolutions that require qualified majority	Value
See section below with description of the differences	75.000

Description of the differences:

Article 15 bis of the Bylaws provides that except as provided in the Law, a favorable vote of 75% percent of the shares having voting rights, present or represented by proxy at a General Meeting shall be required to adopt resolutions concerning the following matters:

a) Amendments to the Bylaws including, among others, change of business purpose and capital increases or reductions, unless such operations are required by law.

b) A corporate conversion, merger or spin-off of any type, as well as the assignment of all corporate assets and liabilities.

c) Dissolution and liquidation of the Company.

d) Exclusion of pre-emptive subscription rights in capital increases for cash.

e) Changes in the Board of Directors.

f) Appointment of members of the Board at the Shareholders’ Meeting, except for candidates proposed by the Board of Directors.

E.3. Describe shareholders’ rights with respect to General Meetings that differ from those established in the Corporations Law.

Pursuant to Article 15.b.) of the Company Bylaws, all shareholders holding at least 60 shares recorded in the corresponding share ledger five days prior to the meeting and who obtain the corresponding attendance card may attend the Shareholders’ Meeting.

Pursuant to Article 15.c.) of the Company Bylaws (and without prejudice to the provision for representation by a family member or by means of a general power of attorney), shareholders may delegate their vote to another shareholder.

According to Article 15.h.) of the Company Bylaws, each share with voting rights represents one vote.

The Shareholders’ Meeting Regulation likewise states that:

Shareholders or their representatives who arrive on the premises late, once admission to the Shareholders’ Meeting has been closed in accordance with the time set for the commencement of the meeting, may enter the premises if the Company deems it warranted, but in no case may those shareholders be included in the list of attendees nor may they exercise the right to vote (Article 16.2).

The list of persons in attendance shall be made available to those shareholders who request it at the beginning of the Shareholders’ Meeting (Article 16.6)

In order to be included in the minutes of the meeting, the shareholders present may express to the Notary any reservations or objections that they may have concerning whether the meeting is valid as held, or concerning the general numbers of the list of shareholders in attendance after it has been read aloud (Article 17.8).

Shareholders who wish their intervention at the meeting to be recorded verbatim in the minutes must simultaneously deliver it in writing to the Notary, so that he can compare the text to the shareholder’s intervention, once it has concluded (Article 18.2).

E.4. Indicate, if applicable, the measures adopted to promote the participation of shareholders at the Shareholders’ Meeting.

Those set forth in the Law.

E.5. Indicate whether the Shareholders’ Meeting is presided by the Chairman of the Board of Directors. Explain, if applicable, the measures adopted to guarantee the independence and proper conduct of shareholders’ meetings:

YES

Description of Measures

As provided in Article 14.2 of the Shareholders’ Meeting Regulations, the Chairman of the Board of Directors shall act as chairman at the Shareholders’ Meeting or, in his absence, the Vice Chairman, if any, or in the absence of both of them, the Director who is present and has the most seniority or, in the absence of all of the foregoing, a shareholder chosen by the other shareholders in attendance at the Meeting.

In accordance with Article 26 of the Company Bylaws, in the event of the temporary absence or incapacity of the Chairman, the chair shall be assumed by the Deputy Chairman, if there is one, and if not, by a Director appointed by the Board.

Measures to guarantee the independence and proper conduct of shareholders’ meetings:

The Shareholders’ Meeting held on April 15, 2004 approved the “Regulations Governing the Shareholders’ Meetings of Promotora de Informaciones, S.A. (Prisa)”, which contains a series of measures to guarantee the independence and proper conduct of shareholders’ meetings. These Regulations are available for consultation on the Company’s webpage.

E.6. Indicate, if applicable, any amendments made to the Shareholders’ Meeting Regulations during the financial year.

The Extraordinary Shareholders Meeting held on November 27, 2010, resolved to modify the Shareholders’ Meeting Regulations to reflect the amendments introduced in the Company Bylaws, and to adapt its article 19 to the content of Article 197 of the Capital Corporations Act:

-              The amendment to Article 2 is required in order to reflect the matters that are reserved for Shareholders’ Meetings, as per the amendment to Article 12 of the Bylaws.

-              The amendment to Article 8 is required in order to reflect the appointment of proxies by electronic means, as per the amendment to Article 15 of the Bylaws.

-              The amendment to Article 9 is required in order to reflect electronic proxy solicitation, as per the amendment to Article 15 of the Bylaws.

-              The amendment to Article 11 is required in order to reflect the regulation of electronic voting, as per the amendment to Article 15 of the Bylaws.

-              The amendment to Article 12 is required in order to reflect the regulation of the places where Shareholders’ Meetings may be held, as per the amendment to Article 15 of the Bylaws.

-              The amendment to Article 14 is required in order to reflect the regulation of the procedures for conducting of Shareholders’ Meetings, as per the amendment to Article 15 of the Bylaws.

-              The amendment to Article 17 is required in order to reflect the regulation of the procedures for validly convening Shareholders’ Meetings, as per the amendment to Article 15 of the Bylaws.

-              The amendment to Article 20 is required in order to reflect the regulation of the possibility of splitting votes at a Meeting with regard to American Depositary Shares, as per the amendment to Article 15 of the Bylaws.

-              The amendment to Article 20 is required in order to reflect the regulation of majority votes at Meetings, as per the amendment to Article 15 bis of the Bylaws.

E.7. Provide attendance statistics for the general shareholders’ meetings held during the year to which the present report refers:

	Attendance Statistics
Date of Shareholders’ Meeting	% physically present	% represented by proxy	% distance voting		Total
			Vote by electronic means	Others
30 June 2010	72.152	4.279	0.000	0.000	76.431
27 November 2010	71.630	2.874	0.000	0.000	74.504

E.8. Briefly describe the resolutions adopted at the general shareholders’ meetings held during the year to which this report refers, providing the percentage of votes cast to pass each resolution.

The following resolutions were adopted at the Shareholders’ Meeting held on June 30, 2010:

First.- Approval of the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and the Management Report, both for the Company and its consolidated group, for the 2009 financial year, as well as the proposal for distribution of profits.

Second.- Approval of the Board of Directors’ management of the Company during the 2009 financial year.

Third.- The appointment of DELOITTE S.L. as auditors of the accounts of the Company and its consolidated group was renewed for a term of one (1) year, in order to audit the financial statements that will be closed on December 31, 2010.

Fourth. – Determination of the number of Directors in 13 and appointment of Mr. Borja Pérez Arauna as Director.

Fifth.- Authorization of the direct or indirect derivative acquisition of treasury shares within the legal limits and requirements. Revocation of any unexercised powers authorizing the derivative acquisition of treasury shares granted at the Annual Shareholders’ Meeting on June 18, 2009.

Sixth.- It was resolved to delegate powers to the Board of Directors, the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Iñigo Dago Elorza.

Agenda	Votes in favor		Votes against		Abstaining
	Votes	%	Votes	%	Votes	%
Item 1	167,210,300	99.835	42,967	0.026	233,528	0.139
Item 2	167,264,869	99.867	133,158	0.080	88,768	0.053
Item 3	167,414,880	99.957	60,507	0.036	11,408	0.007
Item 4.1	161,657,738	96.520	5,605,596	3.347	223,461	0.133
Item 4.2	161,744,232	96.570	5,507,029	3.288	238,534	0.142
Item 5	161,930,595	96.683	5,541,127	3.308	15,073	0.009
Item 6	167,456,061	99.982	15,842	0.009	14,892	0.009

The following resolutions were adopted at the Shareholders’ Meeting held on November 27, 2010:

First.- Capital increase in a nominal value of 24,104,905 euros by issue and circulation of 241,049,050 new shares having a par value of 10 cents on the euro each, with an issue premium of 1.90 euros, which will be subscribed and fully paid up against cash contributions with recognition of pre-emptive subscription right and with an express provision for incomplete subscription.

Second.- Amendment of the Bylaws.

Third.-  Creation of new class of shares. Increase of capital, in a nominal value of 62,784,252 euros by issue and circulation of 224,855,520 Class A common shares, with a par value of 10 cents on the euro each, and 402,987,000 Class B convertible non-voting shares, with a par value of 10 cents on the euro each, that will be subscribed and fully paid up against in-kind contributions consisting of common shares and warrants of Liberty Acquisition Holdings Virginia, Inc. and, if applicable, preferred shares of that company.

Fourth.- Amendment of the General Shareholders’ Meeting Regulation.

Fifth.- Determination of the number of Directors in 15 and appointment of Directors.

Sixth.- Compensation for the Board of Directors

Seventh.- Approval of plan to deliver shares and stock options of the Company, as compensation for members of the Board of Directors and management personnel.

Ninth.- It was resolved to delegate powers to the Board of Directors, the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri and the Secretary Mr. Iñigo Dago Elorza.

Agenda	Votes in favor		Votes against		Abstaining
	Votes	%	Votes	%	Votes	%
Item 1	163,160,757	99.938	102,357	0.063	1,000	0.001
Item 2.1	163,255,530	99.996	2,552	0.002	1,202	0.001
Item 2.2	163,157,929	99.935	100,153	0.061	1,202	0.001
Item 2.3	163,255,530	99.996	2,552	0.002	1,202	0.001
Item 2.4	163,157,929	99.935	100,153	0.061	1,202	0.001
Item 3	162,762,955	99.963	499,957	0.306	1,202	0.001
Item 4	163,256,180	99.995	1,902	0.001	1,202	0.001
Item 5.1	163,119,804	99.913	51,867	0.032	87,613	0.054
Item 5.2	163,036,715	99.862	134,956	0.083	87,613	0.054
Item 6	163,119,656	99.912	98,231	0.060	46,227	0.028
Item 7	161,839,512	99.128	1,002,951	0.614	421,651	0.258
Item 9	163,214,361	99.971	43,721	0.027	6,032	0.004

E.9      Indicate whether there are any restrictions in the company bylaws with respect to the minimum number of shares required to attend the Annual Shareholders Meeting:

YES

Number of shares required to attend the Annual Shareholders Meeting	60

E.10. Indicate and justify the policies followed by the Company with respect to proxy voting in shareholders’ meetings.

Article 8 of the Shareholders’ Meeting Regulations states that:

8.1. Shareholders may authorize another shareholder to act on their behalf as a proxy. Grant of proxy shall be valid for a specific meeting. This requisite shall not apply when the proxy holds a notarized power of attorney to manage all of the shareholder’s assets located in Spain. Grant of proxy shall be indicated on the attendance card provided with the notice of meeting, in a letter, and in any case, shall bear the grantor’s signature.

8.2. The proxy form shall contain or have annexed thereto the agenda for the meeting, as well as the request for voting instructions and an indication as to how the proxy shall vote, in the event that precise instructions are not provided. If proxy has been validly granted pursuant to the Law and this Regulation but does not include instructions as to how to vote or there are doubts as to the scope of the proxy granted, it will be understood that the proxy’s powers (i) extend to all items on the agenda of the General meeting, (ii) the vote is intended to be favorable with respect to all proposals set forth by the Board of Directors and (iii) this shall likewise extend to any off-agenda items that may arise, with respect to which the proxy shall vote in the manner deemed most favorable to the interests of the shareholder he represents.

8.3. Proxy granted to persons ineligible to exercise this right pursuant to the Law shall be invalid and have no effect.

8.4. Proxy may also be granted by electronic means of distance communication according to the procedures set forth in Article 11.2. of this Regulation, provided that they are not incompatible with the type of proxy, and the shareholders’ identity shall be verified with the same requisites provided in the aforementioned Article 11.2., the term set forth in Article 11.3. of this Regulation for the valid receipt of the proxy card likewise being applicable.

8.5. Proxy may always be revoked, and will be considered to have been so if a shareholder who has granted proxy attends a meeting in person.

8.6. The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available technology, in order to enable proxy to be granted electronically, and adjusting them when warranted to any norms that may be issued in that regard.

Specifically, the Board of Directors may (i) regulate the use of guarantees with respect to electronic signatures for granting proxy through electronic correspondence and (ii) set an earlier deadline for receiving proxies granted by mail or electronically.

8.7. The person presiding at the meeting and the secretary of the Shareholder’s Meeting shall have broad powers to judge the validity of the documents or means used for authorizing proxies.

Concerning public proxy solicitations, see section B.1.28 of this Report.

E.11. Indicate whether the Company is aware of the policy of institutional investors to participate or not in Company decisions:

NO

E.12. Indicate the address and means for accessing corporate governance content on the company webpage.

www.prisa.com  / Shareholders and Investors

F    DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the company’s degree of compliance with the recommendations of the Unified Code of Corporate Governance.

In the event of noncompliance with any of them, explain the recommendations, rules, practices or criteria that the company applies.

1.   The bylaws of listed companies shall not limit the number of votes cast by a single shareholder nor contain other restrictions that preclude taking control of a company by acquiring its shares on the market.

See sections:      A.9, B.1.22, B.1.23 and E.1, E.2

Complies

2.      When both the parent company and a subsidiary are listed companies, both shall publicly and accurately define:

a)      Their respective areas of activity and the business dealings between them, as well the listed subsidiary’s business dealings with the other group companies;

b)     The mechanisms in place to resolve possible conflicts of interest that may arise.

See sections:      C.4 and C.7

Not applicable

3.      Although not expressly required under company law, operations that result in a modification of company structure shall be submitted for approval at the annual shareholders meeting, especially the following:

a)      conversion of listed companies into holding companies through “subsidiarization” or reallocating to dependent companies core activities previously carried out by the originating company, even when the latter retains full control of the former;

b)     acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)      operations that effectively result in the company’s liquidation.

Complies

4.      Detailed explanation of the resolutions to be adopted at the Annual Shareholders Meeting, including the information referred to in Recommendation 28 shall be made public when the Notice of Meeting is issued.

Complies

5.      Separate votes shall be taken at annual shareholders meeting on matters that are materially different, so that shareholders may express their voting preferences separately. This rule is applied specifically to:

a)      Appointment and ratification of directors, which shall be voted on individually;

b)     With reference to amendments of the bylaws, votes shall be taken on each article or articles that are substantially independent.

See section:      E.8

  Partially complies

Prior to the celebration of the Extraordinary Shareholders Meeting held on November 27, 2010, the Board of Directors in full presented its resignation to facilitate the approval of the resolution provided for in the agenda of the Shareholders Meeting regarding the number of directors and appointment of directors, which was also approved in full at the shareholders meeting.

The modification of the Bylaws was passed separately by groups of articles that were substantially independent.

6.      Companies shall allow split votes so that financial intermediaries who are the shareholders of record acting on behalf of different clients may cast their votes according to their clients’ instructions.

See section:            E.4

Complies

7.      The Board of Directors shall perform its duties with unity of purpose and independent criteria, afford all shareholders equal treatment, and be guided by the best interests of the company, which may be defined as constantly seeking to maximize the company’s value over time.

The Board shall ensure that in its relationships with stakeholders, the company abides by all laws and regulations, fulfills its obligations and contracts in good faith, respects the customs and good practices of the sectors and territories in which it does business, and observes any additional principles of social responsibility that it has voluntary accepted.

Complies

8.      The core components of the Board’s mission shall be to approve the company’s strategy and organize its implementation, as well as to supervise and ensure that management meets its objectives and pursues the company’s interests and corporate purpose. In that regard, the Board in full shall approve:

a)            The company’s general policies and strategies, and in particular:

i)       The strategic or business plan, management targets and annual budgets;

ii)            Investment and financing policy;

iii)          Design of the structure of the corporate group;

iv)          Corporate governance policy;

v)            Corporate social responsibility policy;

vi)          Remuneration and evaluation of the performance of senior management;

vii)        Risk control and management policy, as well as periodic monitoring of internal information and control systems.

viii)      Policy on dividends and treasury shares, and the limits applied thereto.

See sections:           B.1.10, B.1.13, B.1.14 and D.3

b)           The following decisions:

i)              At the proposal of the company’s chief executive, the appointment and removal of senior managers, as well as their compensation clauses.

See section:            B.1.14.

ii)            Remuneration of directors, as well as in the case of executive directors, additional compensation for their executive duties and other conditions that must be respected in their contracts.

See section:            B.1.14.

iii)          Financial information that listed companies must periodically disclose.

iv)          Investments or operations of any nature, which due to the amount involved or their characteristics are considered as strategic, unless they require the approval of the shareholders at the annual meeting;

v)            The incorporation or acquisition of interest in special-purpose entities or those domiciled in countries or territories considered tax havens, as well as any similar transactions or operations, which due to their complexity may impair the group’s transparency.

c)            Operations that the company conducts with directors, significant shareholders, shareholders represented on the board, or with persons related thereto (“related-party transactions”).

However, board authorization shall not be required for related-party transactions that simultaneously meet the following three conditions:

1. Those governed by standard-form contracts applied equally to a large number of clients;

2. Those made at prices or rates generally set by the supplier of the goods or services in question;

3. Those whose value does not exceed 1% of the company’s annual revenue.

It is recommended that the Board approve related-party transactions only after having received a favorable opinion from the Audit Committee or, if applicable, any other committee exercising that function; and that directors affected by the transactions should neither vote nor be present at the meetings in which the Board deliberates and votes thereon.

It is recommended that the Board not be allowed to delegate the powers attributed to it herein, with the exception of those mentioned in sections b) and c), which for reasons of urgency may be exercised by a delegated committee, and subsequently ratified by the board in full.

See sections:      C.1 and C.6

Partially complies

The company complies with all points with the exception of b) i), which is not deemed necessary.

9.      In order to achieve effectiveness and full participation, it is recommended that the Board have no fewer than five and no more than fifteen members.

See section:      B.1.1

Complies

10.  External directors representing significant shareholdings and independent directors should constitute a broad majority of the Board, while the number of executive directors should be kept at a necessary minimum, taking into account the complexity of the corporate group and the percent of the executive directors’ interests in the company’s share capital.

See sections:           A.2, A.3, B.1.3 and B.1.14.

Complies

11.  If there is any external director who cannot be considered as either independent or representing a significant shareholding, the company shall explain that circumstance and his relationships either with the company, management, or its shareholders.

See section:            B.1.3

Complies

12.  Among external directors, the relationship between the number of directors representing significant shareholdings and independent directors shall reflect the proportion existing between share capital represented by directors representing significant shareholdings and the rest of the company’s capital.

This criterion of strict proportionality may be relaxed so that the weight of significant shareholdings may be greater than the percentage of the total capital that they actually represent in the following cases:

1.   In large cap companies where few or no equity stakes meet the legal threshold to be considered significant shareholdings, but where there are shareholders with share packages having a high absolute value.

2.   In companies in which many shareholders are represented on the board, and who are not otherwise related.

See sections:           B.1.3, A.2 and A.3

Complies

13.  Independent directors should comprise at least one third of all board members.

See section:            B.1.3

   Complies

14.  The Board shall explain the nature of each director to the shareholders at the Annual Shareholders Meeting that is to ratify his/her appointment, and confirm or, if applicable, review that status annually in the Annual Report on Corporate Governance, after having verified it with the Appointments Committee. That report should likewise explain the reasons for appointing directors representing significant shareholdings at the request of shareholders holding less than 5% of capital stock; and explain the reasons, if applicable, for having denied formal requests for representation on the board from shareholders whose stake is equal to or higher than the stake of others whose requests to appoint directors representing significant shareholdings were granted.

See sections:           B.1.3 and B.1.4

Complies

15.  When there are few or no female directors on the Board, explain the reasons and the measures adopted to correct that situation, and, specifically, those that the Appointments Committee takes when filling new vacancies to ensure that:

a)      Selection procedures are not implicitly biased against the selection of female directors; and

b)     The company deliberately seeks and includes among potential candidates women who meet the required profile.

See sections:           B.1.2, B.1.27 and B.2.3.

Complies

16.  The Chairman, as the person responsible for the efficient operations of the Board, shall ensure that all directors receive in advance sufficient information, stimulate debate and the active participation of board members at board meetings, ensure that they can freely take sides and express their opinions, and organize and coordinate with the chairmen of the relevant committees periodic evaluations of the board, as well as, when applicable, the chief executive officer.

See section:            B.1 42

  Partially complies

There is compliance with the first part of this recommendation, that is, the Chairman ensures that directors receive sufficient information prior to board meetings, and stimulates debate and active participation on the part of the directors, ensuring that they can freely express their positions and opinions.

With respect to the last part of this recommendation, it is considered sufficient in accordance with Article 5 of the Board of Directors Regulation that the board carry out a periodic evaluation of its operations and composition, after having received the opinion of the Corporate Governance, Appointments and Remuneration Committee (Article 25 of the Board of Directors Regulation). The evaluation considers the board’s functions as a whole, and not each individual member in particular.

17.  When the Chairman of the Board is also the company’s Chief Executive Officer, one of the independent directors should be empowered to request that a meeting of the board be called or that new items be included on the agenda, to coordinate and reflect the concerns of external directors and to direct the board’s evaluation of the Chairman.

See section:            B.1.21

Not applicable

18.  The Secretary to the Board shall take special steps to ensure that the Board’s actions:

a)      Adhere to the spirit and letter of the laws and their implementing regulations, including those issued by regulatory bodies;

b)     Conform to the provisions of the Company Bylaws, Shareholders Meeting Regulation, Board of Directors Regulation and other company regulations;

c)      Take into account the corporate governance recommendations contained in the Unified Code that the company has accepted.

And to ensure the Secretary’s independence, impartiality and professionalism, his/her appointment and removal shall be submitted to the Appointments Committee for its opinion and approved at a meeting of the full board; and this procedure for appointment and removal should be set forth in the Board of Directors Regulation.

See section:            B.1.34

Partially complies

The opinion of the Corporate Governance, Appointments and Remuneration Committee is not required with respect to the removal of the Secretary.

19.  The Board shall meet with the frequency required to enable it to efficiently perform its functions, following a schedule of dates and matters to be determined at the beginning of the year, and each director shall be allowed to propose additional items on the agenda not initially included.

See section:            B.1.29

Complies

20.  Directors’ absences from board meetings shall be kept to a minimum and shall be quantified in the Annual Report on Corporate Governance. Directors who have no choice but to appoint a proxy shall issue proxy voting instructions.

See sections:           B.1.28 and B.1.30

Partially complies

Proxies may be appointed without instructions.

21.  When directors or the Secretary express concerns about a given proposal, or in the case of directors, about the performance of the company, and these concerns are not addressed by the Board, the person expressing those concerns may request that they be recorded in the minutes.

 Not applicable

22.  The Board shall evaluate annually:

a)      The quality and efficiency of the Board’s operations;

b)     The performance of the Chairman of the Board and the Chief Executive Officer, based on the Appointments Committee report;

c)      The performance of the board committees, based on the reports they submit.

See section:            B.1.19

Explain

During the last year the Board of Director has not conducted its evaluation because the company has been in transition, occupied with its financial restructuring and with the strengthening of its capital structure.

23.  All directors shall be able to exercise their right to receive the additional information they deem warranted concerning matters of the Board’s competence. Unless otherwise stipulated in the Bylaws or the Board of Directors Regulation, they should make such requests to the Chairman or Board Secretary.

See section:            B.1.42

Complies

24.  All directors shall have the right to obtain from the company the guidance they require in the performance of their duties. The company shall establish suitable channels for the exercise of this right, which in special circumstances may include outside assistance provided at the company’s expense.

See section:            B.1.41

Complies

25.  Companies shall set up an orientation program to promptly provide new directors with sufficient knowledge of the company and its rules of corporate governance, while likewise offering directors ongoing training programs when circumstances so warrant.

Partially complies

In practice this information is provided without a formal program.

26.  Companies shall demand that directors devote the time and effort necessary to efficiently perform their duties, and in that regard:

a)      Require directors to inform the Appointments Committee of other professional obligations they have, in the event that they might interfere with the dedication their directorships require;

b)     Establish limits as to the number of boards of directors on which their directors may sit.

See sections:           B.1.8, B.1.9 and B.1.17

Partially complies

Article 30 of the Board of Directors Regulation sets forth the general obligations of directors and Article 31 the rules concerning conflicts of interest of which the company must be notified through the Corporate Governance, Appointments and Remuneration Committee. However the number of boards on which directors may sit is not limited.

27.  The proposed appointment or reelection of directors that the Board submits at the Annual Shareholders Meeting, as well as their provisional appointment by cooptation, shall be approved by the Board:

a)      At the proposal of the Appointments Committee in the case of independent directors.

b)     After receiving the prior opinion of the Appointments Committee in the case of all other directors.

See section:            B.1.2

Complies

28.  Companies shall provide on their websites and maintain updated the following information concerning their directors:

a)      Professional profile and biography;

b)     Other boards of directors on which they sit, whether listed companies or otherwise;

c)      Indication of the type of director, and in the case of directors representing significant shareholdings, the identity of the shareholders whom they represent or with whom they maintain business relations.

d)     Dates of first and subsequent appointments as director, and;

e)      Shares in the company or stock options that the director holds.

Complies

29.  Independent directors shall not remain as such for a continuous period exceeding twelve years.

See section:            B.1.2

 Explain

It has not been considered necessary to establish a limit, since it is not clear why after twelve years a director would lose his independence.

30.  Directors representing significant shareholdings shall resign when the shareholders they represent sell all of their interests in the company. They shall also do so when the shareholders in question reduce their shareholdings to the extent that would require a reduction in the number of directors representing those shareholders.

See sections:           A.2, A.3 and B.1.2

Complies

31.  The Board of Directors shall not propose the removal of any independent director before he concludes the term in office mandated in the bylaws for which he was appointed, unless after receiving the opinion of the Appointments Committee, the Board deems that there is just cause to do so. In particular, just cause shall be deemed to exist when the director has failed to fulfill the duties inherent in his post or incurs in any of the circumstances described in paragraph 5 of Section III of the definitions contained in the Code.

The removal of independent directors may also be proposed when a takeover bid, merger or similar corporate operation resulting in changes in the company’s capital structure warrant changes in the Board based on the proportionality criterion set forth in Recommendation 12.

See sections:           B.1.2, B.1.5 and B.1.26

Complies

32.  Companies shall establish rules that oblige directors to inform and, if warranted, to resign in situations that may impair the credit and reputation of the company, and specifically, rules that oblige them to inform the Board of any criminal process in which they are indicted, as well as the progress of any subsequent proceedings.

If a director is indicted or legal proceedings are commenced against him for any of the offenses set forth in Article 124 of the Corporations Law, the Board shall examine his case as soon as possible and, in view of the specific circumstances, decide whether the director should continue in his post. The Board shall provide details of the foregoing in the Annual Corporate Governance Report.

See sections:           B.1.43, B.1.44

Partially complies

Article 21.2.b) of the Board of Directors Regulation provides that directors shall offer their resignations to the Board of Directors and, if the Board deems it warranted, effectively resign “when based on a criminal offense they are indicted in ordinary felony proceedings or have been convicted in a fast-track criminal proceeding.”

33.  All directors shall clearly express their opposition when they consider any proposed decision submitted to the Board to be contrary to the company’s interests. Independent directors and others not affected by a conflict of interest shall do likewise when the decision in question could prejudice shareholders not represented on the Board.

When the Board adopts significant or reiterated decisions about which a director has expressed serious reservations, he shall draw the pertinent conclusions and, if he chooses to resign, explain his motives in the letter referred to in the following recommendation.

This Recommendation shall also apply to the Secretary to the Board, whether a board member or not.

Complies

34.  Any director who resigns or otherwise leaves his post before the end of his tenure shall explain his motives in a letter addressed to all of the members of the Board. Regardless of whether the resignation is disclosed as relevant information, the reasons therefore shall be set forth in the Annual Corporate Governance Report.

See section:            B.1.5

 Complies

35.  The remuneration policy approved by the Board shall as a minimum include the following points:

a)            Amount of fixed sums, detailing, if applicable, allowances for participating on the Board and its committees, and an estimate of the resulting annual fixed remuneration;

b)           Variable remuneration, including in particular:

i)    The type of directorships to which it applies, as well as an explanation of the relative weight of variable remuneration vis-à-vis fixed remuneration.

ii)   Criteria for evaluating performance on which the right to perceive remuneration in shares, stock options or other variable compensation is based;

iii) Parameters and justification for any annual bonus system or other non-cash benefits; and

iv) An estimate of the total amount of variable remuneration in the proposed remuneration plan, based on performance or fulfillment of the objectives taken as a reference.

c)            Principal characteristics of any benefits systems (such as supplementary pensions, life insurance and similar arrangements) with an estimate of their equivalent annual cost.

d)           Conditions that must be respected in the contracts of those exercising senior management duties such as executive directors, among which should be included:

i)            the duration;

ii)          terms for notices of termination; and

iii)        any other clauses covering hiring bonuses, as well as compensation or golden parachutes in the event of early termination of the executive director’s contractual relationship with the company.

See section:            B.1.15

Complies

36.  Any remuneration that includes stock in the company or group companies, stock options or instruments pegged to stock prices, variable retribution linked to company performance or benefit plans shall be limited to executive directors.

This recommendation shall not include delivery of stock when it is contingent upon the directors’ holding the stock until the end of their tenure as director.

See sections:           A.3 , B.1.3

Complies

37.  Remuneration of external directors shall be sufficient to compensate them for their commitment, qualifications and the responsibility that the post entails, but not so high as to compromise their independence.

Complies

38.  Remuneration linked to company performance shall take into account any possible qualifications stated in the external auditor’s Audit Report that may reduce those results.

Explain

This hypothesis has not been considered.

39.  In the case of variable remuneration, remuneration policies shall include precise technical safeguards to ensure that that remuneration actually reflects the professional performance of the beneficiaries and is not simply derived from the general evolution of the markets or the company’s sector of activities or other similar circumstances.

Complies

40.  As a separate item on the agenda, the Board shall submit to a non-binding vote at the Annual Shareholders Meeting a report on the remuneration policy for directors. That report shall be made available to shareholders, either separately or in any other form the company considers appropriate.

The report shall focus specifically on the remuneration policy approved by the Board for the current year as well as, if applicable, the policy for future years. It shall include all matters addressed in Recommendation 35, except those which would require the disclosure of sensitive commercial information. It shall underscore the most significant changes in the policies applied during the past year for which a shareholders meeting was held, and shall likewise include an overall summary of how the remuneration policy was applied over the last year.

The Board shall also review the role played by the Remuneration Committee in the preparation of the remuneration policy and, if external advice was sought, disclose the identity of the consultants who provided that advice.

See section:            B.1.16

Partially complies

The Board of Directors submits its annual remuneration policy for the Board of Directors and management team to the shareholders for their approval at the Annual Shareholders Meeting, as an integral part of the Management Report submitted with the annual accounts (and not as a separate non-binding item on the agenda), which is one of the solutions suggested in the Recommendation of the European Commission of December 14, 2004 concerning promoting an adequate remuneration system for directors of listed companies.

41.  The Annual Report shall itemize the individual remuneration of the director for the year and include:

 a) An individualized breakdown of each director’s remuneration, including, if applicable:

i)              Allowances for attending meetings or other fixed remuneration as director;

ii)            Additional remuneration for chairing or serving as a member of a board committee;

iii)          Any remuneration that includes a share in profits or bonuses, and the reasons why it was awarded;

iv)          Contributions on behalf of the director to defined-contribution pension plans; or any increase in the director’s vested rights with respect to defined-benefit schemes;

v)            Any compensation agreed or paid in the event of termination of his duties;

vi)          Remuneration perceived as director from other group companies;

vii)        Remuneration of executive directors who perform senior management duties;

viii)      Any other remuneration in addition to the above, whatever its nature or the group company from which it originates, especially when it may be considered a related-party transaction or when its omission would distort the fair view of the total remuneration received by the director.

b)   An individualized breakdown of any stock, stock option or any other instrument pegged to share prices granted directors, including:

i)       The number of shares or options granted during the year, and the conditions for exercising them;

ii)     The number of options exercised during the year, indicating the number of shares affected and the exercise price;

iii)   The number of shares pending exercise at the end of the year, indicating the price, date and other requirements for exercising them;

iv)   Any change during the year in the conditions for exercising options already granted.

c)   Information concerning the relationship during the past year between the remuneration obtained by executive directors and profits, or other means for measuring the company’s performance.

Explain

The Company complies with the provisions of Article 260 of the Corporations Law that provides that the Annual Report must state the amount of remuneration paid directors “globally and by type of remuneration.” No legal provision provides for reporting the director’s remuneration individually, and the Company does not deem it appropriate to do so.

42.  When there is a Delegated or Executive Committee (hereinafter, the “Delegated Committee”), its structure and composition with respect to the different categories of directors shall be similar to the Board’s, and its secretary shall be the Secretary to the Board.

See sections:           B.2.1 and B.2.6

Partially Complies

The Secretary of the Executive Committee is the same as the Board of Directors. However, the composition of the Executive Committee is not similar to that of the Board of Directors, as explained in section B.2.6 of this report

43.  The Board shall always be informed of the matters discussed and decisions adopted by the Delegated Committee and all board members shall receive a copy of the minutes of the meeting of the Delegated Committee.

Complies

44.  In addition to the Audit Committee provided for in the Securities Market Law, the Board of Directors shall form one or two separate committees for appointments and remuneration.

The rules governing the composition and operations of the Audit Committee or the Appointments and Remuneration Committee (or committees) shall be included in the Board of Directors Regulation and stipulate the following:

a)   The Board shall designate the members of those committees, taking into account the knowledge, skills and experience of the directors and members of each committee; shall deliberate on their proposals and opinions; and the committees shall report on their activities and work at the first full board session following their meetings;

b)   These committees shall be composed exclusively of a minimum of three external directors. The foregoing is without prejudice to the fact that executive directors or senior managers may attend committee meetings when expressly agreed by the committee members.

c)   The committees shall be chaired by independent directors.

d)   Committees may seek external advice when it is deemed necessary for the performance of their duties.

e)   Minutes shall be taken of committee meetings, and copies thereof shall be sent to all board members.

See sections:           B.2.1 y B.2.3

Partially complies

The only aspect of this recommendation with which the company is not in compliance is providing board members with copies of the minutes of committee meetings. However, their respective chairpersons report to the Board all matters discussed at the meetings and, when applicable, present proposed resolutions for the Board’s approval.

45.  Supervision of compliance with internal codes of conduct and rules of corporate governance shall be vested in the Audit Committee, or if there is a separate committee, in the Corporate Governance Committee.

Complies

46.  The members of the Audit Committee and especially its chairman shall be appointed taking into account their knowledge and experience in the area of accounting, audits and risk management.

Complies

47.  Listed companies shall have an internal audit department which, under the supervision of the Audit Committee shall ensure the proper functioning of internal information and control systems.

Complies

48.  The person in charge of the internal audit shall present to the Audit Committee his/her annual work plan; inform the committee directly of any incidents that may arise when conducting the audit; and shall submit a report of its activities at the end of each financial year.

Complies

49.  The risk management and control policy shall identify at least the following:

a)      Different types of risks (operational, technological, financial, legal, reputational …) which the company may encounter, including among the financial or economic risks contingent liabilities and off-balance sheet risks;

b)      Establishing the level of risk that the company deems acceptable;

c)      Measures to mitigate the impact of identified risks, in the event they materialize;

d)      Information and internal control systems to be used to control and manage those risks, including contingent liabilities and off-balance sheet risks.

See section: D

Complies

50.  The Audit Committee shall:

1 With respect to information and internal control systems:

a)     Supervise the preparation and integrity of the company’s, and if applicable, the group’s financial information, monitoring compliance with regulatory requirements, the appropriate composition of the consolidation perimeter and the correct application of accounting rules

b)    Periodically review internal control and risk management systems, so that the main risks are adequately identified, managed and reported.

c)     Ensure the independence and accuracy of the operations of the internal audit department; propose the selection, appointment, reelection and removal of the head of the internal audit department; receive periodic information concerning audit activities; and verify that senior managers take into account the conclusions and recommendations contained its reports.

d)    Set up and supervise a mechanism whereby employees may confidentially and, if deemed appropriate, anonymously notify the company of any potentially relevant irregularities within the company of which they may be aware, particularly financial or accounting irregularities.

2 With regard to the external auditor:

a)     Submit to the Board of Directors proposals for the selection, appointment, reelection and substitution of the external auditor, as well as the conditions of the auditor’s contract.

b)    Receive regularly from the external auditor information concerning the audit plan and the results of its application, and verify that senior managers take its recommendations into account.

c)     Ensure the independence of the external auditor, and in that regard ensure that:

i)        The company discloses to the National Securities Market Commission as an announcement of relevant information any change of auditor and attaches a declaration with respect to any discrepancies with the former auditor, if applicable, and the nature of those discrepancies.

ii)      Measures are be taken to ensure that the company and the auditor abide by regulations concerning the provision of services other than auditing services, limits on the concentration of the auditor’s business and, in general, all other rules designed to ensure the auditor’s independence;

iii) In the event of the resignation of the external auditor, the circumstances motivating that resignation shall be examined.

d)     In the case of groups, encourage the group’s auditor to assume responsibility for auditing group companies.

See sections:           B.1.35, B.2.2, B.2.3 y D.3

Partially complies

The Audit Committee has resolved to propose to the Board of Directors the implementation of a mechanism for complaints.

51.  The Audit Committee shall be able to meet with any employee or manager of the company, and may even require that they appear without the presence of another manager.

Complies

52.  The Audit Committee shall issue an opinion to the Board before the Board adopts any decisions concerning the following matters listed in Recommendation 8:

a)      Financial information that a listed company must disclose periodically. The committee shall ensure that the interim accounts are prepared using the same accounting criteria as the annual accounts and, to that end, consider a limited review by the external auditor.

b)     The creation or acquisition of interests in special-purpose entities or those domiciled in countries or territories considered tax havens, as well as any other similar transactions or operations, which due to their complexity may impair the group’s transparency.

c)      Related-party transactions, unless the function of issuing an advisory opinion has been attributed to another supervision and control committee.

See sections:           B.2.2 and B.2.3

Complies

53.  The Board of Directors shall endeavor to present the accounts at the Shareholders Meeting without reservations or qualifications in the audit report and, in exceptional circumstances where they exist, both the Chairman of the Audit Committee and the auditors shall clearly explain to the shareholders the content and scope of those reservations or qualifications.

See section:            B.1.38

Complies

54.  The majority of the members of the Appointments Committee (or the Appointments and Remuneration Committee, if they form a single committee) shall be independent directors.

See section:            B.2.1

 Explain

Two members of the Corporate Governance, Appointments and Remuneration Committee are independent directors (its chairman, Mr. Gregorio Marañón y Bertrán de Lis and a member, Mr. Harry Sloan), and the other two (Mr. Diego Hidalgo Schnur and Mr. Borja Pérez Arauna) represent significant shareholdings, since the presence of such representatives is deemed essential on this committee.

55.  In addition to the functions indicated in the preceding Recommendations, the Appointments Committee shall perform the following:

a)      Evaluate the skills, knowledge and experience needed on the Board, and in consequence define the functions and aptitudes required of the candidates to fill each vacancy, and evaluate the time and devotion required to enable them to properly perform their duties.

b)     Examine and organize in the manner deemed appropriate the succession to the Chairman and Chief Executive and, if warranted, make proposals to the Board, so that succession may take place in a ordered and well-planned manner.

c)      Issue opinions concerning the appointments and removal of senior managers that the Chief Executive proposes to the Board.

d)     Issue opinions to the Board concerning matters of gender diversity set forth in Recommendation 14 of the Code.

See section:            B.2.3

Partially complies

The Corporate Governance, Appointments and Remuneration Committee does not have the powers set forth in point c) of this recommendation.

56.  The Appointments Committee shall consult the Chairman and the Chief Executive, especially with regard to matters concerning executive directors.

Any director may ask the Appointments Committee to consider potential candidates to cover vacant directorships considered to meet the required profile.

Complies

57.  In addition to the functions indicated in the preceding Recommendations, the Remuneration Committee shall have the following duties:

a)      To propose to the Board of Directors:

i)       The remuneration policy for directors and senior management;

ii)     The individual remuneration of executive directors and the other conditions of their contracts.

iii)   The standard conditions of the contracts of senior managers.

b)     To ensure that the company’s remuneration policy is observed.

See sections:           B.1.14, B.2.3

Complies

58.  The Remuneration Committee shall consult with the Chairman and Chief Executive, especially with regard to matters concerning directors and senior managers.

Complies

G. OTHER INFORMATION OF INTEREST

If you believe there are relevant principles or aspects concerning the corporate governance practices applied by your company that have not been presented in this report, please identify and explain their content below.

- It should be preliminarily underscored that:

During 2010 PRISA has signed an agreement ("Business Combination Agreement" or "BCA") on March 5, 2010, with the US company Liberty Acquisition Holdings Corp. (which has the legal form of a "special purpose acquisition company"), consolidated into a new text called the "Amended and Restated Business Combination Agreement", in August 2010.

Under this agreement, PRISA has carried out certain corporate actions and particularly two capital increases, which have involved a change in the shareholding structure of the Company and also the amendment of the Bylaws and the internal rules of the Company.

The capital increases are the following:

i) Capital increase by issuance of 241,049,050 Class A ordinary shares, issued in exchange for a cash consideration with preemption rights implemented through warrants (the Warrants).           PRISA Warrants quote on the platform of the Spanish Stock Warrants, the Warrants have Prisa Class A shares as underlying titles, their exercise price amounts 2 euros and they may be exercised on a monthly basis for 42 windows (up to the date of their expiration on June 5, 2014).

ii) Capital increase by issuance of 224,855,520 Class A Shares and 402,987,000 non-voting convertible Class B shares, issued by compensation in kind, which was subscribed by contribution of all common shares and warrants of Liberty Acquisition Holdings, Corp., once absorbed by its subsidiary, Liberty Acquisitions Holdings Virginia, Inc. (the company resulting from the merger, hereinafter "Liberty").

Ordinary shares and convertible shares quote in the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Spanish Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil Español”, SIBE) and also as American Depositary Shares (ADS) in the New York Stock Exchange.

Holders of ADS which represent Class A and Class B shares have the right to apply to the Depositary of such ADS (Citibank NA) the direct delivery of the corresponding Class A and Class B shares and their consequent trading on the Spanish Stock Exchanges.

Likewise, each Class B convertible non-voting share will be transformed into a Class A common share, at any time, at the election of its holder. 42 months after the date of issue of the Class B convertible non-voting shares (that took place on November 27, 2010), those shares mandatorily will be transformed into Class A common shares.

-With regard to Section A.1 of this report it should be underscored that:

i) It is indicated the share capital at December 31, 2010, which has been subsequently changed.

ii) The modification date (30/11/2010) indicates the registration in the Commercial Register of the share capital passed by the General Shareholders Meeting held on November 27, 2010.

iii) Class B shares are non voting convertible shares that will be entitled to receive a minimum dividend per share of 0.175 euros per annum, from the date of their issue, and that will be governed as expressly provided in articles 6 and 8 of the Articles of Association and in accordance with articles 98 and following of the Capital Companies Act.

- With regard to Section A.2 of this report it should be underscored that the reported significant holdings are those that as per December 31, 2010 had been disclosed by their holders to the CNMV.

Regarding the shareholdings of Bank of America Corporation it is underscored that of the 13,482,068 voting rights held by this company, 2,632,068 are ordinary Class A shares and 10,850,000 are ADSs representing ordinary Class A shares.

- With regard to Section A.3 of this report it should be underscored that the “stock options” of the Company comprise the following:

i) Pre-emptive subscription rights implemented as Warrants: The “stock options of the Company” reported by the following directors are Warrants: Mr. Ignacio Polanco Moreno, Mr. Juan Luis Cebrián Echarri, Mrs Agnes Noguera Borel, Mr. Borja Pérez Arauna, Mr. Diego Hidalgo Schnur, Mr. Gregorio Marañón y Bertrán de Lis, Mr. Matías Cortés Dominguez, Mr. Juan Arena de la Mora and Mr. Manuel Polanco Moreno.

ii) Class B shares and ADSs representing these shares: On December 31, 2010, Each Mr. Nicolas Berggruen and Mr. Martin Franklin indirectly hold 33,438,840 Class B Prisa Shares and/or ADSs representing these shares.

-With regard to Section A.6 of this report it should be underscored that:

Shareholder Agreement in Rucandio, S.A.

On December 23, 2003 in a private document Mr. Ignacio Polanco Moreno, Ms. Isabel Polanco Moreno–deceased- (whose children have succeeded to her position in this agreement), Mr. Manuel Polanco Moreno, Ms. Mª Jesús Polanco Moreno and their now deceased father Mr. Jesús de Polanco Gutiérrez and mother Ms. Isabel Moreno Puncel signed a Family Protocol, to which a Shareholder Syndicate Agreement was annexed concerning shares in Rucandio, S.A. and whose object is to preclude the entry of third parties outside the Polanco Family in Rucandio, S.A. in the following terms: (i) the syndicated shareholders and directors must meet prior to any shareholder or board meeting to determine how they will vote their syndicated shares, and are obliged to vote together at shareholder meetings in the manner determined by the syndicated shareholders; (ii) if an express agreement is not achieved among the syndicated shareholders with respect to any of the proposals made at a shareholder meeting, it will be understood that sufficient agreement does not exist to bind the syndicate and, in consequence, each syndicated shareholder may freely cast his vote; (iii) members of the syndicate are obliged to attend syndicate meetings personally or to grant proxy to a person determined by the syndicate, unless the syndicate expressly agrees otherwise, and to vote in accordance with the instructions determined by the syndicate, as well as to refrain from exercising any rights individually unless they have been previously discussed and agreed at a meeting of the syndicate.; (iv) members of the syndicate are precluded from transferring or otherwise disposing of shares in Rucandio, S.A until 10 years following the death of Mr. Jesús de Polanco Gutiérrez, requiring in any case the consensus of all shareholders for any type of transfer to a third party. An exception to the aforementioned term can be made upon the unanimous agreement of the shareholders. This limitation likewise applied specifically to the shares that Rucandio, S.A. holds directly or indirectly in Promotora de Informaciones, S.A.

Shareholder Agreement in Promotora de Publicaciones, S.L.:

The shareholders agreement was signed on May 21, 1992 and in a notarial document certified by Madrid Notary Public Mr. Jose Aristonico Sanchez, Timon S.A. and a group of shareholders of Promotora de Informaciones, S.A. entered into an agreement to govern the contribution of their shares in that company to Promotora de Publicaciones, S.L. (hereinafter, “Propu”) and their participation therein. Basically, the undertakings set forth in that agreement are as follows: a) each majority shareholder shall have at least one representative on the Board of Directors of Prisa and, to the extent possible, the governing body of Propu shall have the same composition as Prisa’s; b) Propu shares to be voted at Prisa’s General Shareholders Meetings will be previously determined by the majority members. Propu members who are likewise members of Prisa’s Board of Directors shall vote in the same manner, following instructions from the majority shareholders; c) in the event that Timon, S.A. sells its holdings in Propu, the remaining majority shareholders shall have the right to sell their holdings in Propu on the same terms to the same buyer, to the extent that the foregoing is possible.

- With regard to Section A.8 of this report it should be underscored that net capital gains on treasury shares disposed of during 2010 amounted to 356 thousand euros, affecting 1,242,306 shares.

- With regard to Section A.10 of this report it should be underscored that ordinary Class A shares don´t have any restriction on the exercise of voting rights. Convertible Class B shares are non-voting shares as provided in articles 6 and 8 of the Bylaws.

-With regard to Section B.1.2 of this report it should be underscored that first appointment of Mr. Ignacio Polanco Moreno as Chairman of the Board of Directors was 23 July 2007 and first appointment of Mr. Juan Luis Cebrian Echarri as Chief Executive Officer was 20 Oct 88.

- With regard to Section B.1.3 of this report it should be underscored that the Corporate Governance, Appointments and Remuneration Committee did not “propose” the appointment of the directors that are not qualified as independent, but rather issued a “favorable opinion” concerning those appointments, pursuant to the provisions of the Board of Directors Regulation.

- With regard to section B.1.8. of this report it should be underscored that Company director Ms. Agnès Noguera Borel holds the following posts on the boards of directors of the following companies:

•         Banco de Valencia, S.A.: representing the director Libertas 7, S.A

•         Bodegas Riojanas, S.A.: representing the director Luxury Liberty, S.A.

•         Adolfo Domínguez, S.A.: representing the director Luxury Liberty, S.A.

•         Compañía Levantina de Edificación y Obras Públicas: representing the director Libertas 7, S.A.

- With regard to section B.1.10 of this report it should be underscored that in Article 5 of the Board of Directors Regulation, the Board is vested with the power to approve the general remuneration policy for directors and senior management, as well as to periodically evaluate the operations and composition of the Board of Directors, but not the performance of senior managers.

- With regard to section B.1.11 of this report it should be underscored that the percentage that the total directors´ remuneration represent on the profits attributed to the parent company is calculated (as in the Corporate Governance Reports from previous years) on the outcome of the consolidated group, that in the year 2010 did not have profits.

- With regard to section B.1.12 of this report it should be underscored that senior managers are those who report directly to the chief executive (members of the Management Committee and Business Committee who are not executive directors) as well as the Internal Audit Manager of Promotora de Informaciones, S.A.

-With regard to Section B.1.13 of this report it should be underscored that:

i) the beneficiaries are part of the group of executive directors and managers referred to previously in Section B.1.12.

ii) the body that has authorized ironclad or golden handshake clauses is the Corporate Governance, Appointments and Remunerations Committee.

iii) the ironclad or golden handshake clauses are assessed in the report on remuneration policy submitted for approval at the Shareholders Meeting as part of the Management Report.

- With regard to Section B.1.15 of this report it should be underscored that as per December 31, 2010 there is no benefits system for members of the Board of Directors or senior managers.

- With regard to Section B.1.16 of this report it should be underscored that the Board of Directors submits its annual remuneration policy for the Board of Directors and management team to the shareholders for their approval at the Annual Shareholders Meeting, as an integral part of the Management Report submitted with the annual accounts (and not as a separate non-binding item on the agenda), which is one of the solutions suggested in the Recommendation of the European Commission of December 14, 2004 concerning promoting an adequate remuneration system for directors of listed companies.

- With regard to Section B.1.38 of this report it should be underscored that the audit report on the accounts for 2009, issued on April 23, 2010, indicated that in all significant aspects those accounts represent a true and fair view of the assets, financial position, earnings, changes in net equity and cash flow for the year ending December 31, 2009, with the exception of any effects that may derive from the eventual approval and authorizations described by the auditor in the following paragraph included in both the consolidated, as well as the individual audit report:

“As indicated in Note 1.c) of the attached consolidated annual report, in the next few months the Group will implement two capital increases to finalize the restructuring process agreed with its creditor banks with respect to its syndicated loan and bridge loan, fixing May 19, 2013 as the maturity date for both. The capital increases will be approved at the annual shareholders meeting of the parent company, once the pertinent authorizations have been obtained from the securities authorities”.

Once the required authorizations and approvals were obtained, the above mentioned capital increases were approved at the Extraordinary Shareholders Meeting held on November 27, 2010 and executed on November 30, 2010. Likewise the restructuring debt was signed by the creditors banks.

- With regard to Section B.1.40 of this report and by virtue of article 229 of Capital Companies Act, it should be underscored that:

i) Director Mr. Juan Luis Cebrián`s offspring, holds the position of Manager of the film area in Television Española (Corporación RTVE. Radio Televisión Española).

ii) Director Mr. Alain Minc´s offspring holds the position of Editor of Versión Femina, within Lagardére Group.

iii) Director Mr. Nicolas Berggruen, indirectly through its company Berggruen Holding LTD holds a 45% share of LeYa, a holding company of an editorial group which comprises Brazilian, Portuguese and African editorial companies.

iii) Subsequently to December 31, 2010, Mr. Juan Luis Cebrian Echarri and Mr. Manuel Polanco Moreno have accepted the position of director of Gestevision Telecinco, SA (appointments passed by the shareholders meeting of that company, held on December 24, 2010).

- With regard to Section C.1 of this report it should be underscored that in accordance with the provisions of the Board of Directors Regulation, related-party transactions will be submitted to the Board of Directors for approval (and for reasons of urgency may be approved by the Executive Committee) under the following terms:

i) Direct or indirect professional or commercial transactions of directors (or of persons related to them if they involve operations in excess of 60,000 euro) with the Company or any of its subsidiaries must be authorized by the Board of Directors, after it has considered the opinion of the Corporate Governance, Appointments and Remuneration Committee. Transactions carried out by persons related to directors and which do not exceed 60,000 euro must be authorized by the Corporate Governance, Appointments and Remuneration Committee. Authorization of the Board of Directors shall not be required for linked operations that fulfill the following conditions: a) Those involving compliance with standard contract conditions applied extensively to multiple customers; b) Those involving predetermined prices or fees carried out by the suppliers of the goods and services in question; c) Those which amount to less than 1% of the annual income of the person or entity receiving the service.

ii) The Board of Directors formally reserves the right to oversee any Company transaction with a significant shareholder. Under no circumstances shall a transaction be authorized if an opinion of the Corporate Governance, Appointments and Remuneration Committee assessing the operation from the point of view of market conditions has not been issued. Nevertheless, authorization of the Board of Directors shall not be required for those transactions that fulfill all of the conditions mentioned in the preceding paragraph.

- With regard to Section C.3 of this report it should be underscored that compensation to Prisa directors and senior management is detailed in Sections B.1.11 and B.1.12 of this report.

Likewise it should be underscored that the following services were rendered during 2010 directly or indirectly by Prisa directors to companies of Grupo Prisa:

i) Legal advice services in the amount of 200,000 euro, rendered by the Director Mr. Gregorio Marañón y Bertrán de Lis to PRISA TELEVISION, S.A.U.

ii) Legal counsel services in a series of proceedings in several jurisdictions (administrative, civil, commercial and arbitral) and legal advice in various matters, rendered by Cortés Abogados y Cía S.R.C, thorough Tescor Profesionales Asociados, S.L.P, to PRISA and PRISA TELEVISION, S.A.U  amounting 20,107,000 euro and 2,004,000 euro, respectively.

iii) Services as counsel in several proceedings, rendered by Mr. Luis Cortés Dominguez, son of the director Mr. D. Matías Cortés Dominguez, thorough Tescor Profesionales Asociados, S.L.P, to Diario As, in the amount of 80,000 euro.

iv) Strategic consulting services rendered by Mr. Alain Minc to PRISA TELEVISION, S.A.U., amounting 150,000 euro.

-With regard to Section C.4 of this report it should be underscored that the aggregate amount of 95,472,000 euros for operations with Dédalo Grupo Gráfico, is a consequence of the following:

i) 92,625,000 euros represent a loan granted by Prisaprint, S.L (a Prisa investee company) to Dédalo Grupo Gráfico, S.L. or with companies in which Dédalo has interests, as a consequence of financing operations.

ii) 2,491,000 euros represent loans granted by Diario El Pais, S.L. (a Prisa investee company) to Distribuciones Aliadas and Norprensa (companies in which Dédalo Grupo Gráfico, S.L. holds interests).

iii) Accrued interest regarding the above financing operations.

- With regard to Sections C.7 and F.2 of this report it should be underscored that PRISA Portuguese subsidiary Grupo Media Capital, S.G.P.S, S.A. is listed on the Portuguese securities market.

- With respect to the binding definition of an independent director, the answer states that none of the independent directors has or has had a relationship with the company, its significant shareholders or its management that contravenes the provisions of Section 5 of the Unified Code of Good Governance, since the consulting services provided directly or indirectly by some Prisa directors (see the corresponding description in the observations provided under C.3 in Section G of this Report) does not prejudice the independence of those directors.

-Lastly, and generally applicable throughout the report, it should be underscored that, the Tax Identification Numbers attributed to the non-Spanish companies are fictitious and were provided as required in this computerized form.

-As stated in the beginning of this section, certain Prisa´s Class A and Class B shares trade on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS).

Therefore Prisa qualifies as a “foreign private issuer” under the rules and regulations set forth by the Securities and Exchange Commission (SEC) and is subject to certain reporting and corporate governance obligations under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the corporate governance requirements of the NYSE.

Nevertheless, Prisa doesn`t prepare an annual corporate governance report other than that required under Orden ECO/3722/2003.

  Binding definition of independent director:

Indicate whether any of the independent directors maintains or has maintained any relationship with the company, its significant shareholders or its managers which, had it been sufficiently relevant or important, would have determined that the director could not be considered independent as defined in section 5 of the Unified Code of Good Governance:

NO

This Annual Report on Corporate Governance was approved by the Board of Directors of the Company at its meeting on February 17, 2011.

Indicate whether any directors voted against or abstained in the vote taken to approve this report.

NO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

May 4, 2011                                                                By: /s/ Iñigo Dago Elorza

Name: Iñigo Dago Elorza

Title: Chief Legal Officer and Secretary of the Board of Directors